UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------

                                   FORM 20-F/A


  [X]         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                       or
  [ ]           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                       or
  [ ]         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           Commission File No. 0-26005
                                   -----------

                           MICROMEM TECHNOLOGIES INC.
             (Exact name of Registrant as specified in its charter)
                                 Ontario, Canada
                 (Jurisdiction of incorporation or organization)

                           150 York Street, Suite 1206
                        Toronto, Ontario M5H-3S5, Canada
                               Tel: (416) 364-6513
                               Fax: (416) 360-4034
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                  Common Shares
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                                      None

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of
    1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

                                Yes __     No X*

            Indicate by check mark which financial statement item the
                       Registrant has elected to follow:

                              Item 17 X   Item 18


--------
* This is the Registrant's initial filing under the Securities Exchange Act of 1934

                                TABLE OF CONTENTS


                                     Part I

                                                                            Page
                                                                            ----

Item 1.  Description of Business...............................................3
Item 2.  Description of Property..............................................17
Item 3.  Legal Proceedings....................................................17
Item 4.  Control of Registrant................................................17
Item 5.  Nature of Trading Market.............................................18
Item 6.  Exchange Controls and Other Limitations Affecting Security Holders...19
Item 7.  Taxation.............................................................19
Item 8.  Selected Financial Data..............................................19
Item 9.  Management's Discussion and Analysis of Financial Condition and
         Results of Operations................................................23
Item 9A  Quantitative and Qualitative Disclosures About Market Risk...........28
Item 10. Directors and Officers of Registrant.................................28
Item 11. Compensation of Directors and Officers ..............................29
Item 12. Options to Purchase Securities from Registrant.......................31
Item 13. Interest of Management in Certain Transactions.......................32


                                     Part II

Item 14. Description of Securities to be Registered...........................33


                                    Part III

                                 Not Applicable


                                     Part IV

Item 17. Financial Statements.................................................34
Item 18. Financial Statements.................................................34
Item 19. Financial Statements and Exhibits....................................34


Signatures....................................................................36

CURRENCY

            Micromem's financial statements are all expressed in United States dollars except for the AvantiCorp International Inc. historical audited financial statements for the fiscal years ended October 31, 1998, 1997 and 1996, which are expressed in Canadian dollars, the functional and reporting currency of AvantiCorp International Inc. during those periods. All other financial data appearing in this Registration Statement are expressed in United States dollars ("US $"), with the exception of certain limited cases in which financial data is expressed in Canadian dollars ("CDN $"), such as when the exercise price of certain options and warrants denominated in that currency are referred to.

            Transactions that were conducted in Canadian dollars or other foreign currencies have been converted into United States dollars at the rate of exchange prevailing at the date of such transactions, and assets and liabilities denominated in Canadian dollars or other foreign currencies but expressed in this registration statement in United States dollars have been converted into United States dollars at the rate of exchange prevailing on the date of the applicable financial statement. See "ITEM 8 - SELECTED FINANCIAL DATA - Exchange Rate Data" for exchange rate information with respect to United States dollars and Canadian dollars on the various financial statement dates. On December 21, 1999, the noon buying rate for cable transfers in Canadian dollars as certified for customs by the Federal Reserve Bank of New York, expressed in the amount of U.S. Dollars equal to one Canadian dollar, was US $.6759 (US $1.00 = CDN $1.4796).

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

            This Registration Statement on Form 20-F contains certain forward-looking statements. These forward-looking statements are based on current expectations, estimates and projections about the business of Micromem and the industry in which Micromem operates, management's beliefs, and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks" and "estimates," variations on such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Micromem's actual results could differ materially from those expressed or forecasted in these forward-looking statements as a result of certain factors, including those set forth under "Description of Business" and elsewhere in this Registration Statement.

RISK FACTORS

            The entire business of Micromem at this time involves the development and exploitation of a patented ferromagnetic based memory technology called MAGRAM(TM), the attributes of which include nonvolatility and the ability to be both read and written randomly. While the basic development work on the technology is close to completion, no revenues from the technology have yet been received and no revenue producing agreements have been signed. Micromem and Micromem's investors, therefore, face a number of significant risks, which are described below.

            Micromem Currently Has No Source of Revenue.

            Micromem's objective is to license its MAGRAM(TM) Technology for use in various industries and then work with each licensee to adapt the technology to meet that licensee's particular needs. Micromem is negotiating with potential licensees but has not yet entered into any license agreements. If Micromem fails to enter into any license agreements it will have no revenues and even if it enters into such agreements the amount of the revenues it receives will depend on the terms it is able to get from each licensee and the ability of each licensee to compete in its particular market.

            Products Using the Technology Have Not Yet Been Manufactured in Large Quantities.

            Micromem's success depends on whether the MAGRAM(TM) technology can be manufactured in large quantities at competitive prices. Working prototypes and samples of the technology have been produced but large scale manufacturing has not yet been undertaken. Failure to be able to manufacture large quantities at competitive prices could seriously hurt Micromem's ability to generate revenues.

            Competition From Existing or Future Technology Could Seriously Affect the Company.

            Micromem is seeking to compete in a market currently dominated by other strong and well-established technologies, particularly Dynamic Random Access Memory or DRAM. Even if MAGRAM(TM) has technological advantages over those other technologies, the inability of MAGRAM(TM) to compete on other grounds such as price or manufacturing volume, or the saturation of the market due to large existing inventories of the other technologies or existing long-term contracts for such technologies, could seriously impair Micromem's ability to generate revenues. In addition, the competitive pressures faced by Micromem could be enhanced if, as is likely, Micromem's competitors include established companies with greater financial or other resources and more diversified product lines than Micromem.

            Failure To Receive Continued Financing Could Cause the Business to Suffer.

            Since Micromem expects no material revenues from operations for the near future, in order to successfully market the MAGRAM(TM) technology to potential licensees and in order to continue the research and development that would be needed for further improvements, Micromem will need additional financing. Micromem will need to obtain this financing from investors and from persons who hold outstanding options and warrants. While Micromem has had sufficient funds thus far to meet its requirements, there is no assurance it will be able to continue to do so, and failure to receive sufficient funds in the future could affect its ability to market and exploit the technology.

            Because Much of Micromem's Success and Value Depends On Its Ownership and Use of Intellectual Property, Micromem's Failure to Protect That Property Could Adversely Affect Its Future Growth and Success.

            Micromem's success will depend, in part, on its ability to protect its intellectual property. Micromem relies primarily on patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect its proprietary technologies and processes. Despite its efforts to protect its proprietary technologies and processes, unauthorized parties may attempt to copy or otherwise obtain and use its products or technology without authorization, develop similar technology independently or design around its patents. Policing unauthorized use of Micromem's products is expensive and difficult, and Micromem cannot be certain that the steps it has taken will prevent misappropriation or infringement of its intellectual property.

            Intellectual Property Claims Against Micromem, No Matter How Groundless, Could Cause Its Business To Suffer.

            Micromem's future success and competitive position depend in part on its ability to retain exclusive rights to the MAGRAM(TM) technology, including any improvements that may be made on that technology from time to time by Micromem or on its behalf. While the MAGRAM(TM) technology is patented and Micromem knows of no challenge that has been made either against the technology or against Micromem's exclusive rights to it, and has no reason to believe that any such challenge might be made or that the grounds for any such challenge exist, if any intellectual property litigation were to be commenced against Micromem, no matter how groundless, the result would be significant expense, adversely affecting licensing and sales, and diverting the efforts of its technical and management personnel and, in the event of an adverse outcome, substantial damages and possible restrictions on the licensing and use of the technology.

                                     PART I

ITEM 1.     DESCRIPTION OF BUSINESS

Introduction

            Micromem Technologies Inc. ("Micromem") is a corporation under the laws of the Province of Ontario, Canada, with principal executive offices at 150 York Street, Suite 1206, Toronto, Ontario M5H-2S5. Formerly known as AvantiCorp International Inc., Micromem changed its name to Micromem Technologies Inc. on January 14, 1999.

            Through a wholly-owned subsidiary, Pageant Technologies Incorporated, Micromem is engaged in the development and exploitation of patented technology known as MAGRAM(TM) which relates to high performance memory and memory intensive logic products having the characteristics of nonvolatility, which is the ability to retain information after power has been shut off, and random read/write capability, which is the ability to read or write information by going directly to the appropriate location rather than by starting at the first location and proceeding sequentially until the appropriate location is reached. Micromem does not expect to produce products for sale to users but rather plans to license the technology to others who will incorporate the technology into specific products in different markets. Negotiations with several potential licensees have begun although no license agreements have yet been concluded.

General History and Development of Micromem Technologies Inc.

            Micromem was incorporated under the laws of the Province of Ontario, Canada, on October 21, 1985 as Mine Lake Minerals Inc. It subsequently changed its name to Avanti Capital Corp. on June 23, 1988 and to AvantiCorp International Inc. on April 30, 1992 before becoming Micromem Technologies Inc. on January 14, 1999 in connection with its acquisition of Pageant.

            Micromem was formed to engage in the business of both mineral and oil and gas exploration and development in Canada and the United States. By 1992, Micromem's primary mining interests were held through its ownership of 605,000 common shares, representing at that time approximately 6.5%, of Ontex Resources Limited ("Ontex"), a mineral exploration company whose shares are listed on the Alberta Stock Exchange. Micromem's holdings in Ontex were reduced to 600,000 shares in 1994 and 325,000 shares in November 1998, when it sold 275,000 shares for US $149,794. In January 1999, the remaining 325,000 shares of Ontex owned by Micromem were sold. Sam Fuda, Chairman of the Board of Directors of Micromem, served as President and Chief Executive Officer of Ontex from 1986 to December 1998, and has served as Chairman of the Board of Ontex since that date. Ross McGroarty, Executive Vice President and Secretary, and a Director, of Micromem, has been a director of Ontex since 1988.

            By 1992, Micromem's oil and gas interests centered on the development of the Valentine oil and gas field located in Lafourche Parish, Louisiana, in which it had a 6.25% interest. In 1994 Micromem increased its interest in the Valentine field to 9.75%, then sold its entire interest in 1995 to the field's operator, Alliance Resources PLC ("Alliance"), an oil and gas exploration company whose shares are listed on the London Stock Exchange, in exchange for 18,000,000 Alliance common shares and US $150,000. In fiscal year 1997 a one for 40 reverse split of the Alliance common shares resulted in a reduction of the number of common shares being held by Micromem from 18,000,000 shares to 450,000 shares which, at April 30, 1999, had a quoted market value of US $47,152.

            Micromem also owned interests in six Crown granted mining claims in British Columbia and 30 unpatented mining claims in Ontario. These interests, which had an aggregate carrying value of US $153,564 at the end of fiscal year 1992, were written down to nominal value by Micromem in fiscal year 1995 and written off in fiscal year 1998 when all remaining unpatented claims lapsed. Micromem has received no income from operations during any of its past three fiscal years.

Purchase of Pageant Technologies Incorporated

            On January 11, 1999, Micromem completed the acquisition of 100% of the capital stock of Pageant Technologies Incorporated, a company incorporated under the laws of the Turks & Caicos Islands ("Pageant International"), in exchange for 32,000,000 Common Shares and warrants for the purchase of an additional 1,000,000 Common Shares (the "Warrants"), representing 88.94% of the outstanding Common Shares of Micromem (89.24% assuming exercise of all the Warrants). The Warrants are exercisable at CDN $2.00 per share prior to and on January 11, 2000 and CDN $2.30 per share from January 12, 2000 to and on January 12, 2001. Immediately prior to the acquisition Pageant International had only two stockholders, Ataraxia Corp., which owned 99.70% of the Pageant International shares, and Magaly Bianchini, an individual unaffiliated with Ataraxia Corp., who owned the remaining 0.30%.

            Pursuant to the terms of the purchase agreement, on January 11, 1999, Micromem issued 16,600,000 of the 32,000,000 acquisition shares to Ataraxia Corp., 100,000 to the other Pageant International owner, Magaly Bianchini, and the remaining 15,300,000 to five companies, Thorblaujep Inc. (3,466,587 shares), Skyfield Ventures (3,400,000 shares), Deux Basil Inc. (2,900,000 shares), Sterling 1850 Ltd. (2,833,413 shares) and Millcreek Limited (2,700,000 shares). Concurrently , Micromem issued all 1,000,000 Warrants to Sterling 1850 Ltd. A list of the persons who received Common Shares and Warrants from Micromem on January 11, 1999, the number of Common Shares and Warrants they received, and the number and percentage of the outstanding Common Shares such shares and Warrants represented on a fully diluted basis, are set forth in the table below:


                                  RECIPIENTS OF
                    COMMON SHARES AND WARRANTS FROM MICROMEM
                               on January 11, 1999

                                                              Shares (Fully Diluted)
Name of Recipient                Shares        Warrants      Number          Percent
Ataraxia Corp.                 16,600,000            --    16,600,000        44.89%
Sterling 1850 Ltd.              2,833,413     1,000,000     3,833,413        10.37%
Thorblaujep Inc.                3,466,587            --     3,466,587         9.37%
Skyfield Ventures               3,400,000            --     3,400,000         9.19%
Deux Basil Inc.                 2,900,000            --     2,900,000         7.84%
Millcreek Limited               2,700,000            --     2,700,000         7.30%
Magaly Bianchini                  100,000            --       100,000         0.27%
                               ----------    ----------    ----------     ---------
                               32,000,000     1,000,000    33,000,000        89.23%
                               ==========    ==========    ==========     =========


            The next day, January 12, 1999, Ataraxia Corp. transferred 12,700,000 of its 16,600,000 acquisition shares to five companies, Levan Trading SA (3,200,000 shares), Saigon Holdings Ltd. (3,100,000 shares), Chaimina Foundation (2,900,000 shares), Marose Holdings Ltd. (1,900,000 shares) and Hibernian Trust Co. Ltd. (1,500,000 shares), and one individual, David Formosa (100,000 shares). In addition, Sterling 1850 Ltd. transferred 971,824 of the 1,000,000 Warrants to 29 persons in amounts ranging from 5,737 to 200,000 Warrants (0.02% to 0.54% of the issued and outstanding Common Shares assuming exercise of all Warrants). The remaining 28,176 Warrants were retained by Sterling 1850 Ltd. until April 30, 1999 when they were sold to a company controlled by Sam Fuda, Chairman of the Board of Directors of Micromem, for US $3.12 per Warrant, who then exercised all of the Warrants at CDN $2.00 per share.

            Of the 30 persons holding Warrants at the close of business January 12, 1999, the only persons who either had affiliations with Pageant or Ataraxia or held Common Shares were Sterling 1850 Ltd., which had 28,176 Warrants (0.08% of the issued and outstanding Common Shares assuming exercise of all Warrants and, together with its 2,833,413 shares, 2,861,589 shares or 7.74% assuming exercise of all Warrants) and Hibernian Trust Company Ltd. which had 70,500 Warrants (0.19% of the issued and outstanding Common Shares assuming exercise of all Warrants and, together with its 1,500,000 shares, 1,570,500 shares or 4.25% assuming exercise of all Warrants).

            A list of the persons who received Common Shares from Ataraxia Corp. and Warrants from Sterling 1850 Ltd. On January 12, 1999, the number of Common Shares and Warrants they received, and the number and percentage of the outstanding Common Shares such shares and Warrants represented on a fully diluted basis, are set forth in the table below:

                                  RECIPIENTS OF
                        COMMON SHARES FROM ATARAXIA CORP.
                                       AND
                        WARRANTS FROM STERLING 1850 LTD.
                               on January 12, 1999

                                  Shares From  Warrants From      Shares    (Fully Diluted)
Name of Recipient                  Ataraxia    Sterling 1850      Number       Percent
Levan Holdings SA                  3,200,000         --          3,200,000     8.26%
Saigon Holdings Ltd.               3,100,000         --          3,100,000     8.38%
Chaimina Foundation                2,900,000         --          2,900,000     7.84%
Marose Holdings Ltd.               1,900,000         --          1,900,000     5.14%
Hibernian Trust Co. Ltd.           1,500,000       70,500        1,570,500     4.25%
Clifford Goodwill                       --        200,000          200,000     0.54%
I-SM Ltd.                               --        112,500          112,500     0.30%
David Formosa                        100,000         --            100,000     0.27%
Gael E. Rowland                         --        100,000          100,000     0.27%
Pacific Star Ltd.                       --         76,200           76,200     0.21%
Rick Corbett                            --         50,000           50,000     0.14%
Bob and Wendy Erikson                   --         50,000           50,000     0.14%
Daniel and Geraldine Gentsler           --         50,000           50,000     0.14%
Bill Hillman                            --         37,500           37,500     0.10%
Irving Bakerman                         --         25,000           25,000     0.07%
Andy Warden                             --         25,000           25,000     0.07%
Thomas Sheppard                         --         15,000           15,000     0.04%
Dawn Brecher                            --         12,500           12,500     0.03%
Todd English                            --         12,500           12,500     0.03%
Laurie Formosa                          --         12,500           12,500     0.03%
Michael French                          --         12,500           12,500     0.03%
Mark Hassett                            --         12,500           12,500     0.03%
Ronald Mitchell                         --         12,500           12,500     0.03%
Connie Polmantwin                       --         12,500           12,500     0.03%
William T. Schwartz                     --         12,500           12,500     0.03%
Merle Sheilds Long                      --          9,287            9,287     0.03%
Lynda Lee Hillman                       --          7,600            7,600     0.02%
Murray DeGiralamo                       --          6,250            6,250     0.02%
Brian McLaughlan                        --          6,250            6,250     0.02%
Janette Merrick                         --          6,250            6,250     0.02%
Michael Salisbury                       --          6,250            6,250     0.02%
Jeff Suave                              --          6,250            6,250     0.02%
Michele Suave                           --          6,250            6,250     0.02%
Christina Hillman                       --          5,737            5,737     0.02%
                                  ----------   ----------       ----------    -----
                                  12,700,000      971,824       13,671,824    36.97%
                                  ==========   ==========       ==========    =====

            The distributions of Common Shares and Warrants described above made on January 11, 1999 by Micromem pursuant to the instructions of Ataraxia Corp. and on January 12, 1999 by Ataraxia Corp. and Sterling 1850 Ltd., were made for the purpose of repaying loans and paying for services rendered to Ataraxia Corp. during the period when Ataraxia Corp. was organizing Pageant International and acquiring and developing the MAGRAM(TM) technology. Thorblaujep Inc. had loaned $175,000 in cash and had provided development services. Skyfield Ventures had introduced Ataraxia Corp. to Micromem. Deux Basil Inc. had loaned $150,000 and had provided development services. Levan Holdings SA had loaned $240,000. Saigon Holdings Ltd. had loaned $223,000. Chaimina Foundation had loaned $217,5000. David Formosa, directly and through Marose Holdings Ltd., had provided development services. The Warrants were distributed to persons who had helped finance the early stage development of the MAGRAM(TM) technology or had provided services for that purpose, including key personnel of Ataraxia or the University of Utah.

            As a result of the transfers described above, by the close of business January 12, 1999, the day following the acquisition, Ataraxia Corp. owned 10.84% of Micromem's outstanding Common Shares (10.55% assuming exercise of the Warrants). The balance of the acquisition shares were held by ten other companies who owned from 4.17% to 9.63% of Micromem's outstanding Common Shares (4.06% to 9.37% assuming exercise of the Warrants), and two individuals who each owned 0.28% (0.27% assuming exercise of the Warrants). The Warrants were held by 30 persons in amounts ranging from 200,000 to 5,737 Warrants (0.54% to 0.02% of the Common Shares assuming exercise of all Warrants), including Hibernian Trust Company with 70,500 Warrants and Sterling 1850 Ltd. With 28,176 Warrants. A list of the persons who held the Common Shares and Warrants issued by Micromem in the acquisition as of the close of business January 12, 1999, the number of shares and Warrants they held and the percentage of the outstanding Common Shares such shares and Warrants represented on a fully diluted basis are set forth in the table below:


                   HOLDERS OF ACQUISITION SHARES AND WARRANTS
                             as of January 12, 1999

                                                                                 Shares (Fully Diluted)
Name of Holder                                         Shares      Warrants      Number         Percent
Ataraxia Corp.                                        3,900,000         --      3,900,000        10.55%
Thorblaujep Inc.                                      3,466,587         --      3,466,587         9.37%
Skyfield Ventures                                     3,400,000         --      3,400,000         9.19%
Levan Trading SA                                      3,200,000         --      3,200,000         8.65%
Saigon Holdings Ltd.                                  3,100,000         --      3,100,000         8.38%
Chaimina Foundation                                   2,900,000         --      2,900,000         7.84%
Deux Basil Inc.                                       2,900,000         --      2,900,000         7.84%
Sterling 1850 Ltd.                                    2,833,413       28,176    2,861,589         7.74%
Millcreek Limited                                     2,700,000         --      2,700,000         7.30%
Marose Holdings Ltd.                                  1,900,000         --      1,900,000         5.14%
Hibernian Trust Co. Ltd.                              1,500,000       70,500    1,570,500         4.25%
Clifford Goodwill                                          --        200,000      200,000         0.54%
I-SM Ltd.                                                  --        112,500      112,500         0.30%
Magaly Bianchini                                        100,000         --        100,000         0.27%
David Formosa                                           100,000      100,000                      0.27%
Gael E. Rowland                                            --        100,000      100,000         0.27%
Holders having less than 100,000 shares on a fully
   diluted basis as a group(1)
                                                           --        488,824      488,824         1.32%
                                                     ----------   ----------   ----------    ----------
                                                     32,000,000    1,000,000   33,000,000        89.24%
Shares Previously Outstanding                         3,980,646         --      3,980,646        10.76%
                                                     ----------   ----------   ----------    ----------
                                                     35,980,646    1,000,000   36,980,646       100.00%
                                                     ==========   ==========   ==========    ==========

(1) Includes 25 holders holding Warrants in amounts ranging from 76,200 to 5,737 (0.21% to 0.02% assuming exercise of all Warrants). See table on page 5 for a complete list of the holders.

            None of the persons who received Micromem Common Shares or Warrants by January 12, 1999 were affiliated with each other or with Micromem except for
(i) Ataraxia Corp., Sterling 1850 Ltd. and Hibernian Trust Co. Ltd., and (ii) Marose Holdings Ltd. and David Formosa. Hugh O'Neill, the controlling stockholder of Ataraxia Corp., is a member of the management of Sterling 1850 Ltd. and a director of Hibernian Trust Co. Ltd. Mr. O'Neill controls Sterling 1850 Ltd. and Hibernian Trust Co. Ltd. as well as Ataraxia Corp., and is considered to have beneficial ownership of the Common Shares and Warrants owned by all three, which totaled 8,332,089 Common Shares (assuming exercise of all Warrants) or 22.53% as of January 12, 1999. All of the shares held by Hibernian Trust Co. Ltd., being 1,500,000 shares or 4.06% (assuming exercise of the Warrants) were held in trust for Tillion Investment Co. Ltd., a Bahamian company, and were subsequently distributed to it. As of December 21, 1999 neither Sterling 1850 Ltd. nor Hibernian Trust Co. Ltd. owned any Common Shares or Warrants. David Formosa is the controlling shareholder of Marose Holdings Ltd. Neither David Formosa nor Marose Holdings is affiliated with Micromem, though Mr. Formosa served as a director of Micromem from January 25, 1999 to March 9, 1999.

            The total purchase price for the Pageant International Common Stock was US $30,000,000, based on a valuation report prepared by the business appraisal firm Business Equity Appraisal Reports, Inc. ("Bear"), entitled Estimated Market Value of HFRAM Technology as of July 6, 1998 (the "Bear Report"). (HFRAM, or "Hall Ferromagnetic Random Access Memory" is the technology now referred to by Micromem as MAGRAM(TM).) The value of the Common Shares to be used to pay the purchase price was determined through arm's length negotiations using as a point of reference the price per Common Share of US $1.16 on September 23, 1998.

            On January 11, 1999, immediately following the acquisition, Stephen Fleming, the President and Chief Executive Officer of Pageant USA, was elected to Micromem's Board to join Sam Fuda and Ross McGroarty, who had served as directors since 1992 and 1988, respectively. The Board then elected Mr. Fuda as Chairman, Mr. Fleming as President and Chief Executive Officer, and Mr. McGroarty, who had been serving as President, as Executive Vice President and Secretary. Subsequently, on March 18, 1999, Robert Patterson, who had been serving as Chairman of the Board and Vice President of Corporate Development of Pageant USA, was elected President and Chief Executive Officer of Micromem to replace Mr. Fleming.

            The primary asset of Pageant International is an undivided 50% interest in a patent, registered in the United States with corresponding patent applications in Europe and Japan, for nonvolatile random access memory technology called MAGRAM(TM) (the "MAGRAM(TM) Technology"). The balance of the 50% interest is owned by Estancia Limited, a company incorporated under the laws of the Turks & Caicos Islands, which has granted Pageant International an exclusive worldwide license (the "MAGRAM(TM) License") to develop, manufacture and sell the MAGRAM(TM) Technology. The MAGRAM(TM) License, which was originally executed by Ataraxia Corp. and then assigned to Pageant International with the written consent of Estancia Limited, also provides that if Pageant International, as approved assignee of Ataraxia Corp., sells the rights to the MAGRAM(TM) Technology to a third party not owned or controlled by it, it will have to pay Estancia Limited 50% of the proceeds from such transaction. This provision makes it clear that in the event of the sale of all of the MAGRAM(TM) Technology rights, 50% of the proceeds would go to Estancia Limited, reflecting its 50% undivided interest in the technology, rather than 40% reflecting its royalty rights under the MAGRAM(TM) License. Estancia Limited is controlled by Mr. John Zammit. Mr. Zammit has no direct control relationship with Micromem and has no control relationship with Ataraxia Corp. of which Micromem is aware.

            The MAGRAM(TM) License provides that Pageant International will pay to Estancia Limited or its nominee a royalty of 40% of the gross profits less certain agreed expenses for revenue received from the MAGRAM(TM) Technology. Following the granting of the MAGRAM(TM) License, Pageant Technologies (U.S.A.) Inc., a wholly-owned subsidiary of Pageant International ("Pageant USA," and together with Pageant International, "Pageant") entered into a Research Agreement with the University of Utah for the purpose of completing research and producing a working prototype. The researchers at the University of Utah have now completed their research with respect to individual MAGRAM(TM) memory cells and have prepared 8-bit technology evaluation samples which are now available for prospective licensees. Meanwhile, the manufacturing process is being validated and documented, and testing at certain independent laboratories already has begun to help prospective licensees evaluate the technology and determine the amount of time and expense that could be expected for incorporating the technology into their products. For some companies the process could take from three to six months whereas for others, particularly those seeking to use the technology in a new application, the process could take a year or longer.

            Micromem has developed the MAGRAM(TM) Technology to the point where it can be sold to prospective licensees for use in their products. Micromem's objective is to license the technology for use in various industries and then work with each licensee to adapt the technology to maximize its performance in those areas most important to the particular industry's needs, such as speed or low power requirements. While negotiations with potential licensees are currently underway, it is difficult to estimate when any such license agreements will be concluded or, if concluded, how long it will take to complete the final development work necessary to bring a product to market. Nevertheless, Micromem is hopeful that products using the technology will begin to be marketed during the first half of calendar year 2000.

            The acquisition of Pageant has been treated as a reverse purchase acquisition for accounting purposes. A reverse acquisition is deemed to have occurred when a company uses so much of its voting stock to purchase another company that the former stockholders of the acquired company could be said to have ended up controlling the company doing the acquiring. In the case of the purchase of Pageant International by Micromem, the two former shareholders of Pageant ended up with a greater number of voting shares than did the pre-acquisition Micromem shareholders and therefore have been deemed to have apparent control. The consolidated financial statements of Micromem are presented as a continuation of the financial position and results of Pageant International, even though Micromem remains the legal parent and Pageant International remains the legal subsidiary. The primary consequence of the application of this treatment to the Pageant acquisition is that the patent rights are recorded at US $100, the historical value at which they were carried on the Pageant International balance sheet, rather that the being increased to reflect the significantly greater valuation ascribed to them by the Bear Report.

The MAGRAM(TM) Technology

            Background

            MAGRAM(TM), which stands for "magnetic random access memory," is a ferromagnetic based technology designed to provide digital nonvolatile memory that can be both read and written randomly, and consists of microscopic ferromagnetic rods which are stacked together horizontally and vertically on a silicon wafer, making a memory chip. Each rod provides 1 bit of data based on its ability to alternate between a charged and an uncharged state, which states are read by a sensor attached to the rod. Since a rod's state is determined by magnetic attraction rather than by the presence of an electric charge, chips using the rods will not lose information when power is cut off. The various characteristics of MAGRAM(TM) can be better understood by describing them in the context of the three basic types of memory devices used by present day computers, Random Access Memory (RAM), Read Only Memory (ROM), and secondary storage devices such as floppy and hard disks. The three types of memory devices are described below.

            Random Access Memory (RAM) is memory that can be both read and written randomly, which means that its storage locations can be accessed in any order. Thus, a computer using RAM can find and go directly to the selected location rather than performing a sequential search. RAM is usually semi-conductor based and is considered a computer's main or primary memory, because it is either in, or closely associated with, the computer's central processing unit (CPU or processor), the computational or control unit of the computer responsible for interpreting and executing instructions. RAM, however, is also generally volatile, which means that all stored information vanishes once the power supply is removed. As a consequence, all of the information must be restored each time the power is resumed.

            Two typical examples of RAM are Dynamic Random Access Memory and Static Random Access Memory. Dynamic Random Access Memory (Dynamic RAM or DRAM) uses integrated circuits containing capacitors, resulting in significant storage capacity and speed. DRAM can be written and read in the speed range of less than 100 nanoseconds. In addition to being volatile, however, DRAM has a second major drawback, which is that its capacitors lose their charge over time and therefore information contained in DRAM must be continually refreshed. Basically, this means that on average DRAM must stop operations every 16-30 milliseconds and restore all of the data it contains, failing which the data will disappear. During this refresh time, the processor has no access to the information being refreshed.

            Static Random Access Memory (Static Ram or SRAM) differs from DRAM in that it stores information in a logic circuit referred to as a flip-flop, rather than in a capacitor. SRAM memory does not need to be refreshed while the power is on, but -- like DRAM memory -- loses its information once the power is turned off. SRAM memory is less commonly used than DRAM memory because it has roughly a quarter of the density of DRAM memory and has more complex circuitry, although SRAM is becoming more commonly used as cache memory, which is used in association with CPUs.

            Read Only Memory (ROM), like RAM can be read randomly. Unlike RAM, however, it is non-volatile and does not lose its information when a computer's power is cut off. ROM is typically employed to store vital program information required during the first moments after a computer is powered on. It may be used for such purposes as forcing system test routines to be conducted or preparing the processor for work by pointing to input/output devices needed for further instructions or for controlling access to certain computer devices or subsystems such as hard drives. ROM, however, has one major drawback, which is that in most cases, once in place, it cannot be rewritten and even when it can, it cannot be rewritten quickly and efficiently.

            Speed and random accessibility of memory data are key to successful and efficient computer operation. However, although DRAM and ROM are both digital memories, each having benefits and drawbacks, it has been difficult to reach a middle ground and maximize the potential of a synthesis of the two. The basic objective of MAGRAM(TM) is to utilize ferromagnetic technology to combine the best, seemingly mutually exclusive features of both these memories: nonvolatility, speed, random read and no refresh requirement in the case of ROM, and random read/write and high density in the case of DRAM.

            Disks, both floppy and hard, are secondary storage devices. Floppy Disks are light and portable, and are written and read by a motor driven mechanical drive. They normally have a storage capacity in the kilobyte to low megabyte range. The hard drive in which Hard Disks are located has become the workhorse of mass and archival storage. Hard disks traditionally store vast amounts of programs and raw and processed data which can be written and read indirectly by the processor, far exceeding floppy disks in storage capacity. Both Floppy Disks and Hard Disks are non-volatile and can be both written and read, but being serial (as opposed to parallel) devices, they are considerably slower than RAM.

            Description of the MAGRAM(TM) Technology

            The MAGRAM(TM) technology is based on the same physical principle employed by magnetic disks, diskettes, and audio, video and digital tapes, and is similar to the old "core" memories used in early main frame computers. Those devices all rely on ferromagnets to store data and, as a consequence, are intrinsically reliable because once a ferromagnet has experienced a polarity reversal, only a force equal and opposite to that which set it to its present state will change its magnetic moment or polarity. The MAGRAM(TM) Technology, unlike the old "core" memories, has passive read capability, which means that the memory cells can be read any number of times using only a single read cycle for each read event, and that no write or restore cycles are required. The "core" memories, though nonvolatile and technically requiring no refresh, must be "flipped" or reversed in order to be read, which process requires several operations, including write cycles, and therefore effectively could be considered similar to refresh.

            In addition, the strength of ferromagnets is not weakened by repeated polarity reversals over time. MAGRAM(TM) substitutes individual ferromagnetic elements in place of the capacitor/transistor (DRAM) or flip-flop
(SRAM) designs now most widely used. The main advantages of the ferromagnetic technology over the capacitor/transistor-based (DRAM/SRAM) technologies is expected to be that:

            a) the stored information will be non-volatile, i.e., data will not be lost when power is removed;
            b)     the need for memory refresh cycles would be eliminated;
            c) the need for other types of memory, such as DRAM, cache and ROM, may be reduced or eliminated;
            d)     heat production should be reduced; and
            e) the need for constant save routines and even uninterruptible power supply devices should be reduced or eliminated.

            In a computer system designed around a device using such technology ideally only one type of memory would be needed, replacing ROM, RAM and even hard drives. A system centered around this memory technology would be considerably faster, would rely on less software "overhead," and ultimately would be safer for data. Sequences used to start up a computer when its power is turned on, now stored in ROM, could be stored in protected areas of RAM and therefore could be easily modified. Sequences triggered when a computer is turned off, whether intentionally or otherwise, could be reduced or eliminated in that current register contents could be saved to RAM. Moreover, the operating system itself could be resident in RAM, rather than having to be reloaded from the hard drive each time power is restored. Thus, MAGRAM(TM) could take the place of all standard digital memory devices in a typical computer. The need to allocate archival memory devices or mass memory for operating systems and other programs would disappear, since they could be accessed and run directly from a single memory system.

            Chips incorporating this memory storage technology are anticipated to be as fast as or faster than current DRAM or SRAM technology, so that ultra-high clock rates will not present a problem. Furthermore, the MAGRAM(TM) technology is expected to use less power in computer systems and therefor should produce less heat than conventional memory, both due to its lower power requirement and to the elimination of unnecessary refresh cycles.

            The MAGRAM(TM) technology is expected to be compatible with the existing equipment that reads and writes digital information into one-bit memory sites. In addition, it is expected that MAGRAM(TM) technology will be able to be incorporated into a memory chip with minimum impact on the current memory chip fabrication process, and could replace the current method of imbedding one-bit memory sites into a memory array. This would be of great importance to manufacturers since only a few, simple, additional steps would need to be added to the chip manufacturing process in order to apply this technology to the production of memory devices, although it is expected that the overall number of steps would be reduced.

            In summary, the key characteristics to consider in understanding the potential significance of the MAGRAM(TM) memory technology are the following:

              NON-VOLATILITY - Volatility in an electronic digital memory device refers to its inability to retain stored data subsequent to the removal of electrical power. The principal feature of MAGRAM(TM) is its ability to retain such data after loss of electrical power, and to do so indefinitely. This is particularly important when considered in the context of random, versus serial, access.

              NO REFRESH REQUIRED - Refresh is the process of first reading, then re-writing, or restoring, data previously stored in a memory cell. It requires not only electrical energy, but computer cycles to perform. During refresh, the areas of memory storage being refreshed are inaccessible to the CPU. Refresh is costly, therefore, in terms of both time and energy, and its effect becomes increasingly significant over time, especially as computer clock and CPU speeds become faster.

              With MAGRAM(TM), once data is written or set into a cell, there is no need for refresh since the data will not vary until it is forcibly changed during a subsequent write cycle.

              PASSIVE READ CAPABILITY - This feature means that the memory cells can be read any number of times using only a single read cycle for each read event, and that no write or restore cycles are required. This capability should be contrasted to the process used in some ferromagnetic memory technologies, such as "core" memories, which, though non-volatile and technically requiring no refresh, must be "flipped" or reversed in order to be read. This process requires several operations, including write cycles, and effectively could be considered similar to refresh.

              SPEED - Computer clocks (or timers) and CPU's work in concert at high speed. These speeds are measured in MHz and in parts of a second, such as nanoseconds. Since the CPU receives programmed instructions from RAM, the RAM, being the immediate source of such data, must operate at the same speeds. One of the salient features of DRAM, leading to its heralded use in the industry, is its ability to deliver instructions and store data at such speeds. MAGRAM(TM) also is expected to operate at these high rates of speed.

              HIGH DENSITY - Density in integrated circuit devices refers to the amount of electronics that are packed into a square unit of measure. The base unit is the micron, which is one one-millionth of a meter, or 0.0000039 inches. Typically, the greater the density of the packaging, the greater the efficiency of the device. MAGRAM(TM) cells will be small enough to compete favorably against other memory devices, whether random or serial.

              LOW POWER CONSUMPTION - All electronic devices consume power and radiate heat. The degree to which they do depends directly on their efficiency. Memory devices based on the MAGRAM(TM) technology are expected to be energy conservative. This is due to the fact that "write" and "read" current will be required only during the short periods of time when data is being changed or retrieved. Since MAGRAM(TM) is truly non-volatile, there are no laborious energy consuming refresh cycles and the power source can be completely removed from MAGRAM(TM) devices between sessions without a loss of data. DRAM, by contrast, must be fully powered at all times when reliance on the stored data is required.

              RADIATION HARD - Different types of radiation can damage or alter the function of integrated circuit devices. Although appropriate testing for radiation hardness (resistance to alteration and damage) has not been conducted on MAGRAM(TM) devices, it is expected that they will fare well in this category.

              ENVIRONMENTAL TOLERANCE - Integrated circuit devices have definite temperature, humidity, atmospheric pressure and vibration tolerance limits. Since MAGRAM(TM) memories are to be built within industry standards of encapsulated devices, they are expected to be similarly tolerant.

              INDEFINITE DATA RETENTION - Other than purposefully forcing a ferromagnet to reverse polarity, there is no known reason why it will not retain that polarity indefinitely. MAGRAM(TM) memories will be capable of this feature without the use of continuous electrical power.

              NO HALF LIFE PROBLEM - MAGRAM(TM) has no half-life per se. Since ferromagnets are not known to decay or lose their ability to reverse and maintain polarity over time and use, the life span of MAGRAM(TM) should be as long as that of the basic device itself. Half-life is a condition that plagues ferroelectric and other non-volatile memories such as flash. Ferroelectric memory is based on the shift of an atom within a crystal, the result of which is a reversal of electrical potential on the crystal surface, which in turn, is used to store digital data. These crystals, however, eventually break down over time and with use, so that the memory cell loses its usefulness. Because of this inherent weakness, ferroelectric memories are not reliable for constant write/read environments.

              CONCURRENT READ/WRITE FEASIBILITY - Since MAGRAM(TM) memories require no refresh and thus no corresponding constant "address sweep" across the memory field, it should be feasible to design a memory such that one byte (group of cells) may be written simultaneously with a read operation on the same die (memory area) so long as those two addresses are not the same.

              NON-EXOTIC TECHNOLOGY - MAGRAM(TM) memories are expected to be composed of inexpensive, easily obtainable materials.

            Patents

            A U.S. patent for the MAGRAM(TM) Technology (U.S. Patent 5,295,097 entitled Nonvolatile Random Access Memory, the "Patent") was issued to Richard
M. Lienau on March 15, 1994. Mr. Lienau has also filed corresponding patent applications for Europe (application no. 93918644.1) and Japan (application no. 505547/199) (the "Patent Applications"). On November 18, 1997, Mr. Lienau assigned his entire right, title and interest in the Patent and Patent Applications to Estancia Limited and on November 19, 1997, Estancia Limited assigned a nontransferable undivided 50% interest in the Patent and Patent Applications to Pageant International through Pageant International's parent company Ataraxia Corp.

            In addition to an undivided 50% interest in the Patent and Patent Applications, Pageant International has been granted an exclusive worldwide license to develop the MAGRAM(TM) technology and manufacture and sell the related products. The License was granted by Estancia Limited to Pageant International's then parent company Ataraxia Corp. pursuant to an agreement dated September 17, 1997 among Ataraxia Corp., Estancia Limited and Richard M. Lienau (the "License Agreement"), which Ataraxia Corp. assigned to Pageant International on October 22, 1997. The License Agreement also provides that Estancia Limited and Richard Lienau will grant to Pageant International a right of first refusal to acquire rights in respect of any patent improvements or new technology or application developed or under the control of Estancia Limited or Richard Lienau relating to any invention, technology, application or product which may reasonably be regarded as similar to or competitive with the MAGRAM(TM) technology. The License Agreement requires Pageant International pay to Estancia Limited or its nominee a royalty of 40% of the gross profits less expenses agreed by the parties for each technology license sold. Additionally, Pageant International will pay Estancia Limited 40% of any per unit royalty received by Pageant less properly documented reasonable expenses directly related to the obtaining of said royalties and as agreed by the parties in writing. Pageant International will also pay Estancia Limited 40% of any other revenues (less those expenses agreed by the parties) of Pageant International related to the grant of rights or use of the MAGRAM(TM) technology by Estancia Limited, exclusive of participation of Estancia Limited in the contract.

            The License Agreement requires Pageant International to provide the funding necessary to support the work being done by the University of Utah (see "PLAN OF OPERATION -- Research and Development") to develop a prototype and to test, manufacture, document or otherwise take the technology to the marketplace. Pageant International also is to be responsible for all marketing, sales and licensing of the technology. In the event of default by Pageant International, all right, title and interest in the technology and related intellectual property rights transferred to Pageant International under the License Agreement shall revert back to Estancia Limited.

PLAN OF OPERATION

            The technology development work of Micromem has been completed and the next stage will be the adaptation of the MAGRAM(TM) technology by Micromem's licensees to specific applications. Following is the plan of operation for Micromem through the end of the second quarter of fiscal year 2000:

            Research and Development

              Pageant USA entered into a Research Agreement dated as of November 24, 1997 with the University of Utah (the "Research Agreement") providing for work to be performed by University faculty, staff and students within the University's Department of Electrical Engineering for the purpose of producing a working prototype of a micron scale, integrated circuit ferromagnetic nonvolatile random access memory. The Research Agreement broke down the actual research and development work into two phases. The first phase was to consist of a series of tests and actions with respect to the development of a single micron scale memory cell, from the research of appropriate ferromagnetic materials for use in such a cell to the testing of such a cell for various capabilities under a variety of conditions appropriate for such a device. The second phase was to consist of the construction, testing and packaging as finished products of groupings of bytes of such cells from an 8-bit (one byte) grouping to groupings to the order of 32 to 64 bytes. The first phase testing has been completed and the University has built 8-bit technology evaluation samples for testing by prospective licensees. Micromem does not envision a need for 32 to 64 byte samples at this time.

            The University has earned a total of US $646,359 as of November 15, 1999 for its work under the Research Agreement, which terminates December 31, 1999, which includes a base fee of US $282,549 provided for in the Research Agreement plus an additional US $363,810 for supplemental work approved by management. The Research Agreement also provides that the University would own all rights, title and interest in all inventions and improvements conceived or reduced to practice by the University or University personnel, and may at its election file all related patent applications, but that the University must grant to Pageant USA, on such terms and conditions as the University may specify, an option for an exclusive license on any such inventions, improvements, applications or patents.

            Production

            Pageant USA has negotiated with Clear Blue Laboratories, Inc. ("Clear Blue") an agreement for the joint use with three other companies of a specially designed research and manufacturing facility currently being completed in a building at the University of Utah's Research Park in Salt Lake City. The agreement will not be executed until the facility has been completed and approved by Micromem. Micromem expected the facility to be completed prior to the end of December 1999 but was informed on December 20, 1999 that unforeseen changes in building code requirements would extend the time needed for construction and that the facility would not be ready until the second quarter of calendar year 2000. Clear Blue's lease is for a period of five years ending May 31, 2004, renewable for an additional five-year period. Clear Blue is controlled by Hugh G. O'Neill, who also controls Ataraxia Corp., which owned substantially all of the capital stock of Pageant International before its acquisition by Micromem and currently owns approximately 10.7% of Micromem's Common Shares.

            The facility will have a class 1,000 clean room, which is an air tight room in which micron and sub-micron sized integrated circuits, such as devices that would use the MAGRAM(TM) technology, can be fabricated in an atmosphere in which the amount of particulate matter is not permitted to rise above a specifically defined scientifically acceptable level. The facility will be used by Micromem for research and development, and for the limited production of memory modules. The primary objective of the research and development to be conducted at the new facilities will be to enhance and provide specialized support for the product lines of Micromem's licensees, and to help meet the particular needs and performance objectives of those licensees such as, for example, increased speed, small size, greater density or the use of specialized materials.

            Clear Blue has retained the services of Dr. Richard Lienau, the inventor of MAGRAM(TM), to ensure that the specifications of the facility meet the requirements of Micromem for research, development, evaluation and enhancement. Micromem expects to pay Dr. Lienau between $36,000 and $50,000 per year for his services depending on the nature of the work he performs and the amount of time he spends.

            Micromem will pay a base fee of US $10,000 per month for access to the facility and will pay on a cost plus per hour basis for the staff and equipment employed or used on Micromem's behalf. Due to the relationship between Mr. O'Neill, Micromem and Clear Blue, the agreement for the use of the facility is not an arm's length transaction. Micromem believes, however, based on its review of the alternatives available to it in the region, that the terms are fair and reasonable, and as good as it might have obtained from an independent third party were a comparable facility to be available. The anticipated costs of using the Clear Blue facility represent a substantial saving on the costs of undertaking research or development at the University of Utah, and the arrangements obviate the need of Micromem to expend substantial sums to build its own laboratories.

            Micromem is working with Clear Blue rather than with the owner of the building because Clear Blue is the actual developer of the facility. Clear Blue is seeking to develop the facility to provide access to technical assistance, equipment and specialized scientific space that smaller companies may not otherwise be able to afford and, in fact, is working out similar agreements with three other companies in addition to Micromem. Micromem considers the terms of the agreement proposed by Clear Blue to be fair and less expensive than the alternatives available to it, such as a continuation of the contract with the University of Utah or building its own facility.

            Micromem's primary expenses, therefore, are expected to be the $10,000 per month facility access fee, the cost plus payments it makes for the use of the facility's equipment and technical personnel, and the up to $50,000 per year to be paid to Dr. Lienau. Micromem does not anticipate problems in raising the funds necessary for those payments, which would be easily covered by the exercise by Mr. Fuda of his options, which he has said he would do as and when needed, even though he is not contractually obligated to do so. In the event that Mr. Fuda for any reason does not exercise his remaining options or does not exercise a sufficient number of options to provide the funds necessary to make those payments, Micromem will seek to obtain the funds from other investors.

            Notwithstanding the facility in Salt Lake City, Pageant fully expects that it will be primarily dependent on licensees, contract manufacturers or commercial partners to manufacture its proposed products. Although this dependence on third parties for manufacturing may adversely affect operating results as well as Pageant's ability to develop and deliver products on a timely and competitive basis, Pageant believes that there is ample capacity within the computer industry to accommodate Pageant's needs for the foreseeable future. Pageant further believes that the competitiveness among contract manufacturers will ensure that adequate and reliable supplies of materials can be sourced in a cost effective manner for the foreseeable future.

            It is estimated that by the end of May 2000 approximately 10 people will be employed by Micromem as compared to three at April 30, 1999, the low number being due to Micromem's plans to work through licensees and independent contractors.

            Market Opportunities

            The MAGRAM(TM) technology potentially applies to many different markets. Products using the technology can be implemented as a subcomponent, a component or a stand alone system. The technology has a varied number and type of applications because of such special attributes as high level of speed, low power consumption, elimination of refresh cycles, and retention of memory without power.

            There are a number of industries that could be expected to make immediate use of MAGRAM(TM) Technology. Virtually every cell phone contains flash memory integrated circuits, and cell phone manufacturers are forced to continually strive for the longest life per battery charge in an effort to satisfy consumer needs and remain competitive. The MAGRAM(TM) Technology would be a great asset to these manufacturers since it would consume less power than flash memory circuits and does not have write cycle limitations. Similarly, small handheld devices such as two way pagers, palm PC's and organizers do not have disk memory to store information. Due to this limitation, they are typically forced to use flash memory in an effort to conserve power. As in the case of cellular phones, MAGRAM(TM) would provide a meaningful alternative. Many devices use custom ASIC's (application specific integrated circuits) to replace a group of components in an effort to reduce the size, weight, cost and power consumption of a circuit. The auto industry, for example, is a major user of ASIC technology. Although there are many advantages to ASIC's, one major disadvantage is that they typically require long development cycles. Moreover, if the ASIC has a design flaw that requires correction, the modification process could extend the design cycle by an additional 2-6 months. Incorporation of the MAGRAM(TM) technology into ASIC designs would allow for changes to be made without redesigning the ASIC and restarting the cycle, thus saving designers critical time. A great many household appliances contain small memory devices to store time or simple instructions. The MAGRAM(TM) technology provides a low cost method of providing nonvolatile memory to store user preferences for devices like clocks so they need not be reprogrammed after the power has been removed or turned off. Examples of appliances that could make immediate use of this technology are VCR's, digital clocks, answering machines and microwaves.

            These are just examples of immediate applications of the MAGRAM(TM) technology in the marketplace. The list is not exhaustive and basically anything electrical that has a memory could benefit from MAGRAM(TM). Other possible uses would certainly be in hard drive replacements, RAM type floppies, personal pocket memories, and various devices employed in the military and space programs.

            The computer industry presents a particularly important market for the MAGRAM(TM) technology for a number of reasons. The industry is experiencing a growing need to develop memory that is fast enough to keep pace with high CPU clock speeds. The current hard disk is too slow and prone to wear and frequent failure, being an electro-mechanical device consisting of spinning platters upon which data is stored and accessed by moveable arms that seek the data from place to place on the platters. MAGRAM(TM), on the other hand, is based on a ferromagnetic material virtually impervious to internal defect and change, and will be marketed as a viable solution to these industry problems. Both the new market and the upgrade market will be targeted.

            The market for memory chips is extremely large. The BEAR Report stated that, in a reference to ". . . chips manufactured and distributed to OEMs and other volume channels, various sources estimate the total market which is potentially relevant to this technology to be on the order of $40-50 billion and growing at 30% per year." Management believes that successful incorporation of the MAGRAM(TM) technology would be of immense value to any of the large chip makers.

            Marketing Strategy

            Micromem is aggressively pursuing the establishment of a partnership between Pageant and one or more major memory manufacturers. Management believes that combining the MAGRAM(TM) Technology with the strength of such strategic partners in the marketplace will facilitate and allow Pageant to obtain highly favorable licensing agreements with other major companies worldwide. At the same time, Management continues to work with the University of Utah to further improve the density, speed, bit size and manufacturing process. An additional significant increase in Pageant's ability to obtain licensing agreements is expected to be attained when products, based on the technology, begin to realize success in the marketplace.

            The BEAR Report stressed the importance of finding a strategic partner, noting that until such a partner had been located, "some caution concerning [MAGRAM's(TM)] present market value is necessary." Having said that, however, the BEAR Report proceeded to state that "[n]evertheless, it is impossible to ignore the extraordinary potential market for this technology . .
 ." and concluded that, based on the assumptions and qualifications set forth in the report, ". . . it is our opinion that the market value of the technology, in its current state of development, is approximately $30 million." As development progresses, management of Pageant believes that the market value of the technology will increase. However, since the technical risk appears to be relatively low, the increase in value with completion of a prototype is also likely to be low. Management believes that the next significant increases in market value will come when a partnership with a major memory manufacturer is established and when products based on the technology begin to realize some significant success in the marketplace.

            Competition

            Technological competition in the memory technology industry is intense and is characterized by rapidly changing technology, short product life cycles, cyclical oversupply and rapid price erosion. Pageant's success depends significantly upon its ability to obtain and maintain a competitive position in the development or acquisition of products and technology in its area of concentration. Rapid technological development by others may result in actual and proposed products or technology becoming obsolete in a relatively short period of time. Some of Pageant's competitors will have substantially greater financial and technical resources, manufacturing and marketing capabilities than Pageant. In addition, some of Pageant's potential competitors have significantly greater experience in undertaking beta testing and cookbook trials of new or improved hardware computer products. Such competitors may have, unknown to Pageant, products which are technologically superior to those of Pageant.

            Most of the established technologies with which MAGRAM(TM) will compete, while well established in the marketplace, lack one or more of MAGRAM's(TM) special characteristics. EPROMs (erasable programmable read-only memory) and EEPROMs (electrically erasable read-only memory) can be erased and rewritten, but must be written "en masse," rather than at the individual word level. "Flash" memory is a form of EEPROM that is widely used today in such devices as cell phones, modems and personal digital assistants, handheld devices otherwise known as PDAs. The drawbacks to Flash memory are that write times are slower, the number of read/write cycles are limited and it can be more difficult and expensive to manufacture. Another competitive product is DRAM or SRAM backed by a lithium battery with enough low level voltage and support circuitry to perform the necessary refresh cycles. The retention time for such memory could be long, depending on the life of the battery, but the cost is high.

            DRAM (Dynamic Random Access Memory) is a digital memory device ubiquitous in the computer industry. It is usually found as RAM (Random Access Memory) in computers of all sizes and types throughout the world. The principal reasons for its popularity are that it is fast (write/read times less than 100ns (nanoseconds; 1/100,000,000 part of a second)), dense (many bytes of data in a small area) and inexpensive. Speed and density are important because the CPU (Central Processing Unit), the device that oversees all activities in a computer, must work closely with RAM, which holds software (instructions) and data (information) for immediate, rapid bi-directional access.

            DRAM has drawbacks, however, the primary one being that it is volatile. Volatile devices cannot retain, or "remember" data after their power is removed. Furthermore, even with available power, DRAM devices are unable to retain data longer than about 30ms (milliseconds; 1/1,000 part of a second). Some have a shorter retention span; as low as 4-5ms. This negative factor requires an action called "refresh," and means that the data in DRAM is restored at least every 30-33ms, or some 30 times per second. During refresh, access to RAM by the CPU is denied, and no write/read functions can take place. In addition, though DRAM devices are inexpensive, their manufacture, or fabrication, requires many steps to complete.

            MAGRAM(TM) devices, on the other hand, have several advantages over DRAM devices. First, and foremost, they are non-volatile. This means that they retain data after power off. Moreover, they do not require refresh. Since there is no refresh, there is no need to stop access to RAM on the part of the CPU. Second, MAGRAM(TM) is as fast (write/read speeds) as DRAM, and in some cases, faster. In addition, MAGRAM(TM) devices are simpler to make than DRAMs, use less exotic tooling and therefore can be fabricated more quickly and cheaply. Although DRAMs are dense, it is expected that MAGRAM(TM) devices can be fabricated to be as dense as DRAMs in the near term.

            There are additional implications for the use of the MAGRAM(TM) technology to replace DRAMs configured as RAM. Since DRAMs are volatile, hard drives, ROMs (Read Only Memories) and cache (CPU-close fast, non-refresh, but volatile) memories are necessary to make up for DRAM deficiencies. In a computer system with MAGRAM(TM)-based RAM, MAGRAM(TM) memory devices could serve as an extension of these three other memory types and even eventually could replace them.

            Micromem is aware of no commercially competitive products that provide both true nonvolatile memory and random writes. The only product of which the company has knowledge which comes close to those objectives is a FRAM device produced by Ramtron International Corporation. MAGRAM(TM) is also a FRAM device, but while both devices are "Random Access Memory," the Ramtron device is ferroelectric rather than ferromagnetic. This means that its nonvolatility results from the movement of an electric charge trapped in a crystal matrix rather than from the polarity reversals of ferromagnets. Although ferroelectric memory devices are non-volatile, they tend to degrade over time because each time the electric charge, or polarity, of a ferroelectric memory cell is switched, some of the crystals break down and become useless. After many uses the cell then becomes unable to maintain or "remember" enough of an electric charge to be useful. As a consequence, ferroelectric devices tend to be used in data processing circuits that require their use only on an occasional basis as, for example, in situations where data needs to be stored in an emergency.

            The ability of Pageant to compete successfully depends on elements outside of its control, including the rate at which customers incorporate Pageant's products into their systems, the success of such customers in selling those systems, Pageant's protection of its intellectual property, the number, nature and success of competitors and their product introductions, and general market and economic conditions. In addition, Pageant's success will depend in a large part on its ability to develop, introduce, and license in a timely manner products that compete effectively on the basis of product features (including speed, density, die size, and packaging), availability, quality, reliability and price, together with other factors including the availability of sufficient manufacturing capacity and the adequacy of production yields. For example, from time to time an oversupply of DRAM has caused a significant drop in DRAM prices. Such a drop conceivably could have a material adverse effect on the sale of MAGRAM(TM) products, though since Micromem has not yet begun marketing MAGRAM(TM) it does not know the extent to which price sensitivity with respect to DRAM or any other product will be a relevant marketing consideration. There is no assurance that Pageant will be able to compete successfully in the future.

ITEM 2.     DESCRIPTION OF PROPERTY

            Micromem maintains corporate headquarters in Toronto, Ontario, Canada. The space, consisting of 500 square feet, is part of a larger office space leased by Ontex Resources Limited ("Ontex") pursuant to a lease that expires January 30, 2002. Micromem reimburses Ontex at cost for its space. There is no written sublease between Ontex and Micromem. Sam Fuda, Chairman of the Board of Directors of Micromem, is Chairman of the Board of Directors of Ontex and Ross McGroarty, Executive Vice President, Secretary and a Director of Micromem, is a Director of Ontex. The chief executive offices of Pageant USA are located in Santa Fe, New Mexico. The space consists of 1,852 square feet and is leased. The lease expires December 31, 2000. Pageant USA is planning to lease shared space in a research and manufacturing facility currently under construction in a building at the University of Utah's Research Park in Salt Lake City. The facility is expected to be ready in the second quarter of calendar year 2000. See "PLAN OF OPERATION -- Production."

ITEM 3.     LEGAL PROCEEDINGS

            There are no legal proceedings involving Micromem as of the date hereof, nor are any such proceedings known to be contemplated.

ITEM 4.     CONTROL OF REGISTRANT

            The following table sets forth, as of November 15, 1999, certain information with respect to (i) each person known by Micromem to be the owner of more than 10% of Micromem's Common Shares, and (ii) the officers and directors of Micromem as a group:

Title of Class   Identity of Person or Group     Amount Owned   Percent of Class
Common Shares    Ataraxia Corp.(1)                3,900,000          10.6%
                 P. O. Box 267
                 B.C.M. Cape Building
                 Leeward Highway
                 Turks & Caicos
Common Shares    Hugh G. O'Neill(1)               3,930,500(2)       10.6%
Common Shares    All officers and directors       1,050,000(3)        2.8%
                 as a group

(1) Ataraxia Corp., a company incorporated under the laws of the Turks & Caicos Islands, is controlled by Hugh O'Neill.

(2)    Includes 3,900,000 Common Shares owned by Ataraxia Corp.

(3) Includes options granted to Sam Fuda to purchase prior to January 25, 2009, up to 800,000 Common Shares at a price per share of US $3.00.

There are no arrangements known to Micromem the operation of which may at a subsequent date result in a change of control of Micromem.

ITEM 5.     NATURE OF TRADING MARKET

            Trading in the Common Shares is quoted in the "pink sheets" published by the National Quotation Bureau, Inc. Prior to September 2, 1999 trading had been quoted on the NASD's OTC Bulletin Board, but terminated when a new OTC Bulletin Board Eligibility Rule went into effect eliminating companies that were not subject to the reporting requirements of the U.S. Securities and Exchange Commission. This registration statement is being filed in order to make Micromem subject to those reporting requirements.

            The table below sets forth the high and low sales prices for Common Shares in U.S. Dollars as reported since trading began in April 1998. Micromem's fiscal year ends October 31. The Common Shares are not traded in Canada.

                                                          U.S. Dollars:
                                                      High            Low
                                                      ----            ---
              Quarter ended April 30, 1998           0.7500         0.6520
              Quarter ended July 31, 1998            0.5625         0.5000
              Quarter ended October 31, 1998         3.2500         0.3125
              Quarter ended January 31, 1999         5.1250         2.9375
              Quarter ended April 30, 1999           8.2500         3.3000
              Quarter ending July 31, 1999           7.7500         4.5000
              Quarter ending October 31, 1999        5.9690         3.6880

            At December 21, 1999 approximately 14.72% of the outstanding Common Shares were held by registered shareholders with addresses in the United States.

ITEM 6.     EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

            As of the date of this Registration Statement, there are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to nonresident holders of Common Shares.

            There are no limitations under the laws of Canada or the Province of Ontario, or in the charter or any other constituent documents of Micromem on the right of nonresidents of Canada or persons who are not Canadian citizens to hold and/or vote the Common Shares of Micromem.

ITEM 7.     TAXATION

            The following is a summary of certain Canadian federal income tax provisions applicable to United States corporations, citizens, and resident alien individuals purchasing, holding and disposing of Common Shares. The discussion is a general summary only and does not purport to deal with all aspects of Canadian federal taxation that may be relevant to shareholders, including those subject to special treatment under the income tax laws. Shareholders are advised to consult their own tax advisers regarding the Canadian federal income tax consequences of holding and disposing of Micromem's Common Shares, as well as any consequences arising under U.S. federal, state or local tax laws or tax laws of other jurisdictions outside the United States. The summary is based on the assumption that, for Canadian tax purposes, the purchasers or shareholders (i) deal at arm's-length with Micromem, (ii) are not residents of Canada, (iii) hold the Common Shares as capital property, and (iv) do not use or hold Common Shares in, or in the course of, carrying on business in Canada (a "Non-Resident Holder").

            Dividends paid or credited on the Common Shares to a non-resident holder will be subject to a non-resident withholding tax under the Income Tax Act (Canada) at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty. For this purpose, dividends will include amounts paid by Micromem in excess of the paid-up capital of the Common Shares on a redemption or a purchase for cancellation of such shares by Micromem (other than purchases on the open market). Under the Canada-United States Income Tax Convention, 1980 (the "Tax Treaty") the rate is generally reduced to 15% for dividends paid to a person who is a US resident. Dividends paid to US corporations owning at least 10% of the voting stock of Micromem are subject to a withholding tax rate of 5% under the Tax Treaty as amended by the Protocol signed on March 17, 1995. Other applicable tax treaties may reduce the 25% Canadian tax rate for other Non-Resident Holders.

            A Non-Resident Holder generally will not be subject to tax in Canada on capital gains realized from disposition of Common Shares, unless such shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada). Generally, the Common Shares would not be taxable Canadian property unless the Non-Resident Holder, together with related parties, at any time during the five years prior to the disposition of the Common Shares owned not less than 25% of the issued shares of any class of the capital stock of
 .Micromem. Under the Treaty, a resident of the United States will not be subject to tax under the Income Tax Act (Canada) in respect of gains realized on the sale of Common Shares which constitute "taxable Canadian property", provided that the value of the Common Shares at the time of disposition is not derived principally from real property located in Canada.

            This summary is not exhaustive of all possible income tax considerations and shareholders and prospective purchasers are advised to consult with their own tax advisors with respect to their particular circumstances.

ITEM 8.     SELECTED FINANCIAL DATA

            The company's name is Micromem Technologies Inc. and it is a development stage company. Its financial statements are those of Pageant Technologies Incorporated ("Pageant International") and, from January 11, 1999, the date of the acquisition, those of AvantiCorp International Inc., the acquired company for accounting purposes.

            The information set forth below is unaudited and is derived from the audited and unaudited Financial Statements included in Item 17 of this Registration Statement and listed in the Index to Financial Statements appearing on page A-1. It therefore should be read in conjunction with such Financial Statements and with Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations.

            While Micromem is the technical acquirer of Pageant International, the acquisition has been treated as a reverse purchase acquisition (or reverse takeover) for accounting purposes. This means that the consolidated financial statements of Micromem are presented as a continuation of the financial position and results of Pageant International, even though Micromem remains the legal parent and Pageant International remains the legal subsidiary. Consequently, control of the net assets and operations of Micromem is deemed to have been acquired by Pageant effective January 11, 1999, the date of the acquisition of the Pageant International stock, and all financial information prior to January 11, 1999 is that of Pageant International and its subsidiary alone. The information set forth below, therefore, goes back only to September 3, 1997, the date on which Pageant Technologies was incorporated, and shows selected financial data for Pageant International for its fiscal years ended October 31, 1998 and 1997, the earlier period being only for September 3, 1997 through October 31, 1997. The consolidated Financial Statements from which the data has been derived have been prepared in accordance with Canadian GAAP.


                                         (United States Dollars)
                                               Year Ended                 Six Months Ended
                                               October 31,                   April 30,
                                        1998                1997        1999             1998
                                        ----                ----        ----             ----
Working capital (deficiency)        $   (516,425)           --      $ (1,967,080)   $   (280,291)
Investment in other companies               --              --            47,152            --
Patents and copyrights                       100            --            13,624             100
Capital assets                            15,334            --            53,193          18,682
Equity (deficiency)                     (500,991)         (1,249)     (1,853,111)       (261,509)


Revenue:
    Interest earned                        2,571            --             1,156             747
Costs and expenses:
    Travel and entertainment             176,012            --            59,440          67,432
    Professional fees                    166,182           1,250         146,412          86,339
    Wages and salaries                    81,457            --            94,778          28,695
    Compensation                            --              --         1,268,387            --
    Administration expenses               50,872            --            74,220          22,932
    Development expenses                  50,000            --           264,396          50,000
    Unrealized loss (gain) on
      foreign exchange
    Amortization                          29,961            --            19,867           4,206
    Loss on sale of investment in
      other companies                      4,751            --             5,425           1,403
    Write down of investment
    Interest expense                        --              --            54,606            --
                                            --              --            36,072            --
                                            --              --             2,356            --
Net loss                                 499,742           1,250       2,024,803         260,260

Net loss per share - basic and
      diluted
                                            0.02            --              0.06            0.01
Weighted average shares
                                      35,301,084      32,000,000      34,433,680      32,014,503

            There are no material differences between the presentation of the Financial Statements from which this information was derived in accordance with Canadian GAAP and their presentation had they been prepared in accordance with United States Generally Accepted Accounting Standards.

Reconciliation between Canadian GAAP and US GAAP

Micromem's consolidated financial statements have been prepared in accordance with accounting principles generally accepted ("GAAP") in Canada which, in the case of Micromem, conform in all material respects with those in the United States.

Micromem has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees". Accordingly, compensation expense has been recognized, at the date of option grants or when the option shares are earned based on the quoted market price of the stock, in the consolidated statement of operations and deficit.

Micromem qualifies as a development stage enterprise as defined in SFAS No. 7. The financial statements have been prepared to include the additional information required to be disclosed by SFAS No. 7.

Micromem's comprehensive income as determined under SFAS No. 130 would not differ from net loss as shown above for all periods presented.

There are no differences in cash used in operating, investing and financing activities as reported and as per U.S. GAAP.

There are no differences in shareholders' equity as reported and per U.S. GAAP.

                                                                April 30, 1999      April 30, 1998
                                                                --------------      --------------
Net loss as reported and as per U.S. GAAP                       $ 2,024,803           $   260,260
                                                                -----------           -----------

Net loss per share - basic                                      $      0.06           $      0.01
                                                                -----------           -----------

Net loss per share - diluted                                    $      0.06           $      0.01
                                                                -----------           -----------

Weighted average shares                                         $34,433,688           $32,014,503

Plus:  Incremental shares from assumed conversion of warrants     1,539,218               985,497
                                                                -----------           -----------

Adjusted weighted average shares                                $35,972,898           $33,000,000
                                                                ===========           ===========

In the above table, incremental shares from assumed conversion of warrants have been excluded from the calculation of the diluted loss per share because their inclusion would be antidilutive for the periods presented.

Income Taxes

Micromem follows the "deferral method" of accounting for deferred income taxes, pursuant to which it records deferred taxes on "timing differences" (differences between accounting and tax treatment of certain revenues and expenses), using tax rates effective for the year in which the timing differences arise. In addition, Micromem did not recognize future tax benefits in connection with provisions for loss of US $1,073,000 recorded in Micromem Technologies Inc. and US $3,000 recorded in Pageant Technologies Incorporated, because, under Canadian GAAP, Micromem did not have virtual certainty that it would realize those tax benefits prior to their expiry.

Under U.S. GAAP, Micromem is required to use the "asset and liability method" of accounting for deferred taxes, which gives recognition to deferred taxes on all "temporary differences" (differences between accounting basis and tax basis of Micromem's assets and liabilities) using currently enacted tax rates. In addition, U.S. GAAP requires Micromem to record all deferred tax assets, including the future tax benefits of losses carried forward. Micromem is then required to record a "valuation allowance" for any deferred tax assets where it is more likely that the asset will not be realized.

Micromem has not recorded any deferred tax asset or liability, as it believes that it does not meet the test of certainty under Canadian GAAP or the "more likely than not" test under U.S. GAAP. See detailed schedule below.

                                                                       (Deductible)    (Deductible)
                                                                        Temporary        Temporary
                                             Carrying                   Difference       Difference
                                              Amount       Tax Basis       1999            1998
Cash                                       $   190,595    $   190,595   $      --      $      --
Deposits and other receivables                  77,841         77,841          --             --
Deferred exploration                              --          232,963      (232,963)      (236,238)
Unused non capital tax losses                     --        1,805,176    (1,805,176)      (202,442)
Unused capital tax losses                         --          200,111      (200,111)       (44,516)
Prepaid expenses                                 2,497          2,497          --             --
Investments in other companies                  47,152        875,657      (828,505)    (1,186,936)
Patents and logos                               13,624         13,624          --             --
Capital assets                                  56,193         61,929        (8,736)          --
                                           -----------    -----------   -----------    -----------
Total assets                               $   384,902    $ 3,460,393   $(3,075,491)   $(1,670,132)
                                           ===========    ===========   ===========    ===========
Accounts payable and accrued liabilities   $ 1,449,729    $ 1,449,729   $      --      $      --
Shareholder loan                               788,284        788,284          --             --
                                           -----------    -----------   -----------    -----------
Total liabilities                            2,238,013      2,238,013          --             --
                                           -----------    -----------   -----------    -----------
Share capital                                  672,684        672,684          --             --
Retained earnings                           (2,525,795)       549,696          --             --
                                           -----------    -----------   -----------    -----------
Total equity                                (1,853,111)     1,222,380          --             --
                                           -----------    -----------   -----------    -----------
Total                                      $   384,902    $ 3,460,393          --             --
                                           ===========    ===========   ===========    ===========
Future tax asset                           $(3,075,491)   Tax rate 45%  $(1,383,971)   $  (751,559)
                                           ===========                  ===========    ===========
Valuation allowance                                                     $ 1,383,971    $   751,559
                                                                        ===========    ===========
Net future (tax asset)/liability                                        $      --      $      --
                                                                        -----------    -----------

Exchange Rate Data

            The following table sets forth, for the periods indicated, the high, low, end of period and average for period noon buying rates in New York City for cable transfers in Canadian Dollars certified for customs purposes by the Federal Reserve Bank of New York, as expressed in the amount of U.S.
Dollars equal to one Canadian dollar.


                  Six Months Ended
                     April 30,          Year Ended October 31,
                      1999    1998    1997    1996    1995    1994
High for period      .6428   .6341   .7093   .7235   .7024   .7166
Low for period       .6860   .7140   .7513   .7458   .7527   .7731
End of period        .6860   .6480   .7093   .7458   .7462   .7393
Average for period   .6589   .6830   .7279   .7323   .7272   .7366

            On December 21, 1999, the noon buying rate for one Canadian dollar as quoted by the Federal Reserve Bank of New York was US $.6759 (US $1.00 = CDN $1.4796).

            No dividends were issued by Micromem during the periods referred to in the above table.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

            The following discussion and analysis of financial condition and results of operations should be read in conjunction with Item 8 - Selected financial Data and the Financial Statements starting on page A-1 of this Report.

            While the Registrant, a development stage company, which changed its name to Micromem Technologies Inc. from AvantiCorp International Inc. on January 14, 1999, is the legal acquirer of Pageant International, the acquisition has been treated as a reverse purchase acquisition (or reverse takeover) for accounting purposes. This means that the consolidated financial statements of Micromem are presented as a continuation of the financial position and results of Pageant International, even though Micromem remains the legal parent and Pageant International remains the legal subsidiary. Consequently, control of the net assets and operations of Micromem is deemed to have been acquired by Pageant effective January 11, 1999, the date of the acquisition of the Pageant International stock, and all financial information prior to January 11, 1999 is that of Pageant International and its subsidiary alone. Thus, the historical financial condition and results of operations being presented for all periods prior to January 11, 1999, the date of the reverse purchase acquisition, are those of Pageant International alone, and the historical financial condition and results of operations for all periods after January 11, 1999 are those of both Pageant International and Micromem. Therefore, to the extent the following discussion concerns financial periods ended prior to January 11, 1999, only the financial condition and results of operations of Pageant International will be addressed, even though all references are to Micromem Technologies Inc., the Registrant's actual name.

Fiscal year ended October 31, 1998 with comparatives for the period from September 3, 1997 (date of incorporation) to October 31, 1997

            Micromem had no revenues from its inception through to the end of its fiscal year ended October 31, 1998 except for US $2,571 in interest income. Micromem's wholly-owned subsidiary, Pageant International, was created for the purpose of acquiring and developing the MAGRAM(TM) Technology and during this period its primary activities were obtaining license rights with respect to the Technology (agreement dated September 17, 1997), acquiring an undivided 50% interest in the MAGRAM(TM) Technology patent (assignment dated November 19, 1997) and commencing research and development activities (Research Agreement with the University of Utah dated November 24, 1997).

            Micromem expects to begin licensing the MAGRAM(TM) Technology by the first quarter of fiscal year 2000 and expects to start realizing revenues from these arrangements during the first nine months of fiscal year 2000. What research and development is necessary to begin licensing has been completed by the University of Utah under a Research Agreement dated as of November 24, 1997, and ending December 31, 1999, for which the University is being paid a basic fee totaling US $282,549. As of November 15, 1999, an additional US $363,810 had been earned by the University of Utah for supplemental work approved by Micromem's management, for a total of US $646,359. Of this amount, US $50,000 was paid during Micromem's fiscal year ended October 31, 1998. Micromem expects to do additional research and development work in the future with respect to the MAGRAM(TM) Technology, either on its own to adapt the technology to meet the needs of particular industries or together with licensees to further adapt the technology to their special uses. At this time Micromem is unable to estimate how much such research and development will cost or the extent to which it will be paid by Micromem's licensees.

            Total expenses during the fiscal year ended October 31, 1998 totaled US $529,274. Of this amount, US $176,012 (33.3%) was for travel and entertainment expenses incurred in negotiating the acquisition of the technology, raising the capital for the acquisition and coordinating operations among the Pageant International offices in the Turks & Caicos Islands, the Pageant USA offices in Santa Fe, New Mexico, and the research headquarters at the University of Utah in Salt Lake City, Utah. Professional fees during this period totaled US $166,182 (31.4%), representing primarily legal and accounting expenses incurred in connection with forming the enterprise, acquiring the technology, obtaining patent protection, and negotiating license rights and the Research Agreement with the University of Utah.

            Other expenses incurred during the fiscal year ended October 31, 1998 included US $81,457 (15.4%) for wages and salaries, US $50,872 (9.6%) for administrative expenses and US $50,000 (9.4%) for development expenses. As noted above, the US $50,000 in development expenses was the first installment (17.7%) of the US $282,549 payable to the University of Utah under the Research Agreement dated November 24, 1997, and ending December 31, 1999. As of November 15, 1999, the work of the University of Utah had been substantially completed and a total of US $516,359 due under the Research Agreement had been paid. Micromem expects that the an additional US $130,000 outstanding will be paid on or before December 31, 1999.

            Depreciation on fixtures and equipment for the fiscal year ended October 31, 1998 totaled US $4,751 (0.9% of total expenses). Depreciation was calculated using the straight-line method to write off the cost of the fixtures and equipment over their estimated useful lives of three years.

            Micromem had unrealized gain on foreign exchange during the fiscal year ended October 31, 1998 of US $26,961. This gain results from the effect of exchange rates on advances made by shareholders in Canadian dollars and held by Micromem in Canadian dollar denominated bank accounts. Such advances were interest-free and unsecured, and had no fixed repayment date. As of October 31, 1998, shareholder advances of US $625,177 were outstanding, of which US $594,032 were held in Canadian dollars and US $31,145 were held in United States dollars.

            Micromem incurred a net loss of US $499,742 for the year ended October 31, 1998, as compared to a net loss of US $1,250 for the period ended October 31, 1997. Micromem is still in the development stage and has generated no revenues from its operations.

Six Months Ended April 30, 1999 compared to Six Months Ended April 30, 1998

            The six months ended April 30, 1999 include consolidated financial information for Pageant International and for Micromem starting January 11, 1999, the date of the acquisition. All financial information prior to that date in the two periods being compared is that of Pageant International alone since the acquisition is being treated as a reverse purchase acquisition (reverse takeover) for accounting purposes.

            Micromem had no operating revenue in either period, its only activities being the acquisition of the rights to the MAGRAM(TM) Technology, and subsequent research and development. Its only income during those periods were for US $1,156 interest earned in the six months ended April 30, 1999 and US $747 of interest earned in the six months ended April 30, 1998.

            Costs and expenses increased 676.2% to US $2,025,959 in the six months ended April 30, 1999 from US $261,007 in the period ended April 30, 1998.

            The largest component by far of this change was the US $1,268,387 ascribed to compensation in the six months ended April 30, 1999 as contrasted with the six months ended April 30, 1998 when no compensation costs were recorded. The compensation amount for the six months ended April 30, 1999 primarily reflects payments aggregating US $846,195 to 275311 Ontario Inc., or its assignee 164189 Canada Inc. (together, "Ontario"), each being a corporation controlled by Sam Fuda, Chairman of Micromem, under a one-year consulting/management agreement ending December 31, 1999, and payments aggregating US $422,192 to Mast Holdings (Bermuda) Ltd. ("Mast"), a company controlled by Robert Patterson, President and Chief Executive Officer of Micromem, under a one-year consulting/management agreement in effect from March 9, 1999 to March 10, 2000. Total compensation expense for each of the companies under its consulting agreement depends on the price of a Micromem Common Share during the life of that consulting agreement. Assuming an average daily closing price of US $4.00, the total compensation expense would be US $4,356,576 (US $2,103,490 for Ontario and US $2,253,086 for Mast) and assuming an average daily closing price of US $7.00, the total compensation expense would be US $5,761,000 (US $2,805,702 for Ontario and US $2,955,298 for Mast). (See "Compensation of Directors and Officers" for a discussion of the two consulting/management agreements and the assumptions concerning total compensation expense.)

            In addition, development expenses increased 428.8%, to US $264,396 in the six months ended April 30, 1999 from US $50,000 in the six months ended April 30, 1998. Professional fees increased 69.6% to US $146,412 for the six months ended April 30, 1999 from US $86,339 for the six months ended April 30, 1998 reflecting primarily the legal and accounting fees resulting from the acquisition, work with respect to licensing the technology and perfecting patent protection, and the commencement of Micromem's efforts to meet the requirements for eligibility as a reporting company under the US securities laws.

            Wages and salaries increased 230.3% to US $94,778 for the six months ended April 30, 1999 from US $28,695 for the six months ended April 30, 1998 and administration expenses increased 223.6% to US $74,220 from US $22,932, in each case reflecting Micromem's expansion and the addition of the office in Toronto.

            Micromem had an unrealized loss on foreign exchange for the six months ended April 30, 1999 of US $19,867 as compared to a loss of US $4,206 for the six months ended April 30, 1998, due to the effect of exchange rates on advances made by shareholders in Canadian dollars and held in Canadian dollar denominated bank accounts. As of April 30, 1999, shareholder advances of US $788,284 were outstanding, of which US $564,032 were held in Canadian dollars and US $224,252 were held in United States dollars.

            During the six months ended April 30, 1999 Micromem had a loss on sale of investment in other companies of US $54,606 resulting from the sale on January 27, 1999 of 325,000 shares of Ontex Resources Limited, representing all of Micromem's remaining interest in that company, at an aggregate sales price of US $233,641. Micromem had no such loss for the comparable period in 1998. The Ontex stock had been acquired by the pre-acquisition Micromem Technologies Inc. (formerly AvantiCorp International Inc.). Ontex is a mining company as was AvantiCorp International Inc., and the sale of the Ontex stock reflects the intention of Micromem to focus its resources on the development of its technology. Micromem's investment in Ontex had been carried at CDN $180,000 (US $116,640) as reflected in its October 31, 1998 financial statements, but was marked to market as of January 11, 1999 consistent with reverse takeover accounting practices, market being CDN $435,500 (US $289,273) based on a market price of CDN $1.34 (US $0.89) for a share of Ontex common stock on such date, resulting in a gain of CDN $338,000 (US $224,510).

            During the six months ended April 30, 1999, Micromem also wrote down its investment in Alliance Resources PLC, a publicly traded company, by US $36,072 from US $83,224 to US $47,152 to reflect the quoted market price of the company's stock. Micromem took the writedown following a determination that the decline in the market price of the stock was due to factors that were other than temporary.

            Amortization on fixtures and equipment increased 286.7% to US $5,425 for the six months ended April 30, 1999 from US $1,403 for the six months ended April 30, 1998.

            Micromem had a net loss for the six months ended April 30, 1999 of US $2,024,803 or US $0.06 per share, an increase of 678.0% over the net loss of US $260,260 or US $0.01 per share for the six months ended April 30, 1998. As of April 30, 1999, Micromem had a cumulative deficit of US $2,525,795 or US $0.08 per share.

Liquidity

            Micromem currently has no cash flow from operations and will have none until it is in a position to either license or directly produce and sell its products utilizing MAGRAM(TM) Technology. The researchers of the University of Utah who were hired by Micromem to complete the research on the technology have produced working prototype 8-bit technology evaluation samples which are being used in negotiations with prospective licensees. Meanwhile the financing of Micromem's activities has come primarily from shareholder advances of US $625,117 during fiscal year 1998 and US $160,751 during the six months ended April 30, 1999. These advances were interest free and unsecured, and had no fixed repayment date. A second source of financing was the sale of Common Shares, which totaled US $291,627 during the six months ended April 30, 1999, and the sale of Micromem's investment in Ontex Resources Limited for US $233,641 on January 27, 1999.

            Micromem currently has no lines of credit in place and must obtain financing from investors and from persons who hold outstanding options and Warrants in order to meet its cash flow needs before it begins receiving revenues from licensing or direct sales. In May 1999 Micromem completed an arm's length private placement with Exterland Corporation in Lugano, Switzerland, of 350,000 Common Shares at US $3.00 per share, from which Micromem received proceeds of US $1,050,000. The US $3.00 per share price was below the then market value, reflecting the 18 month restriction on transfer imposed on the purchaser under Ontario securities law.

            Micromem currently has outstanding Warrants for the purchase of 879,324 Common Shares at CDN $2.00 per share until January 11, 2000 and at CDN $2.30 per share for the twelve months thereafter. These exercise prices are materially below the current sales price of a Common Share (CDN $4.291 or US $2.900 per share at December 21, 1999). Micromem also has granted options for the purchase of 1,000,000 Common Shares to Sam Fuda, Chairman of Micromem and a Director, at an exercise price of US $3.00 per Common Share, pursuant to the Micromem Technologies Inc. 1999 Stock Option Plan as part of a compensation package for Mr. Fuda. Since the exercise price of US $3.00 per Common Share was the prevailing market price, no compensation expense was recognized by Micromem when the options were granted. The options expire January 23, 2009. Mr. Fuda exercised options for the purchase of 100,000 Common Shares on each of October 1, 1999 and November 4, 1999, bringing an additional $600,000 to Micromem. It is expected that Mr. Fuda will exercise the balance of these options as and when Micromem requires funding. Neither Mr. Fuda nor any of the holders of Warrants, however, has any obligation to exercise, and there can be no assurance that Micromem will realize funds from any of these sources.

Reconciliation of US GAAP and Canadian GAAP

            There are no material differences between the presentation of the financial statements appearing in this registration statement in accordance with Canadian GAAP and their presentation had they been prepared in accordance with United States Generally Accepted Accounting Principles.

Impact of SFAS 131 and SFAS 133

            Micromem is not affected by the provisions of either SFAS 131 or SFAS 133. Micromem is still in a development stage and has not yet commenced operations. It is anticipated that Micromem will operate as a reportable segment and that therefore the provisions of SFAS 131 will not have an impact. SFAS 133 does not apply because Micromem does not now and does not expect in the future to deal in derivative contracts.

MAGRAM(TM) Technology

            The primary asset of Micromem is its undivided 50% interest in the patent for the MAGRAM(TM) Technology, which it holds through its wholly-owned subsidiary Pageant Technologies Incorporated ("Pageant International"). Pageant International acquired its interest by means of a patent assignment from Ataraxia Corp. Pageant International also received an assignment from Ataraxia Corp. of its entire interest in a license agreement with Estancia Limited and, if Pageant International were to be in breech of its obligations under the license agreement, the 50% interest and all related intellectual property rights would revert back to Estancia Limited. Management believes, however, that the risk of the patent reverting to Estancia Limited is low, since the license agreement contains no minimum performance criteria and since the other obligations of Pageant International under the license agreement (a minimal initial payment, financing of the research at the University of Utah and the marketing, sales licensing and manufacturing of the technology, and the payment of 40% royalties based on net sales) have either been performed or are well within Micromem's and Pageant International's capabilities.

Year 2000 Compliance

            Many older computer software programs refer to years in terms of their final two digits only. This simple problem, which could, for example, cause a computer to interpret 2000 as the year 1900, has the potential to cause a company serious harm. Date related failures or miscalculations could disrupt a company's operations, including its research and development activities, information technology systems, and even, in extreme cases, could cause its business to shut down entirely. Even if a company has taken great care to eliminate all year 2000 problems in its own operations it still could face serious damage to its business if such a problem were to disrupt the business of a key customer or supplier.

            Since at this time Micromem has no revenue generating operations and no reliance on computerized systems for its operations, it believes it is unlikely to face any year 2000 problem that would have a material financial impact on it. Management believes that Micromem is ready to face, and can easily remediate, any year 2000 problem that does arise with respect to its operations. Micromem to date has not incurred, and in the future is unlikely to incur, any replacement or remediation costs for equipment or systems as a result of a year 2000 problem.

            The biggest potential problem Micromem faces within its own operations concerns the research facility in Utah which it expects to begin using when construction is completed and the facility is approved by Micromem, which is expected to happen in the second quarter of calendar year 2000. The facility and most of the equipment being supplied by the manager of the facility are new and are expected to be free of year 2000 defects, and the vendors have confirmed to either Micromem or the manager of the facility that the equipment is year 2000 compliant. Even if a problem were to arise, however, management is reasonably certain that, since the program will still be in its early stages, Micromem should be able to conduct the necessary research, development and fabrication activities using other readily available equipment or at other locations until the problem is corrected.

            At this time Micromem's only significant supplier is the University of Utah. The Research Agreement with the University of Utah terminates December 31, 1999 and most of the work under the contract has been concluded. Therefore, Micromem believes that there are no year 2000 problems with respect to any of its suppliers that would cause a material disruption of its operations.

            While no formal contingency plan has been developed with respect to either the research facility in Utah or the Research Agreement with the University of Utah, management believes that Micromem is ready to face any year 2000 problems that do arise and should be able to continue its research and development activities.

            Micromem has begun negotiations with potential licensees, but as of yet none have been concluded. Micromem is taking the potential for year 2000 problems into consideration in those negotiations, and intends to continue doing so.

Capital Resources

            Micromem had no material commitments for capital expenditures as of October 31, 1998 or April 30, 1999.

ITEM 9A.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

            Not Applicable.


ITEM 10.    DIRECTORS AND OFFICERS OF THE REGISTRANT

            The Directors, Executive Officers and other key personal of Micromem as at September 10, 1999 are set forth below:


    Name                 Age             Position
    ----                 ---             --------

Robert Patterson         51     President and Chief Executive Officer
Sam Fuda                 64     Chairman of the Board of Directors
Ross McGroarty           60     Executive Vice President and Secretary, Director
Antonio Lopes            36     Chief Financial Officer
Stephen Fleming          53     Director

            Robert Patterson has served as the President and Chief Executive Officer of Micromem since March 18, 1999. In 1997 he was one of the founders of Pageant USA and served as that company's Chairman of the Board and Vice President of Corporate Development until its acquisition by Micromem in January 1999. From 1995 to 1997 he served as Vice President of Corporate Development for SGL International, Inc.

            Sam Fuda has served as Chairman of the Board of Micromem since January 11, 1999 and a Director of Micromem since 1992. From 1992 to January 11, 1999 he also served as Secretary of Micromem. He served as President and Chief Executive Officer of Ontex Resources Limited from 1986 to December 1998 and as Chairman of the Board of Ontex Resources Limited since that date.

            Ross McGroarty was elected Executive Vice President and Secretary of Micromem on January 11, 1999. For ten years prior to that he served Micromem as President. He has been a director of both Micromem and Ontex Resources Limited since 1988.

            Antonio Lopes was appointed Chief Financial Officer of the Company on October 15, 1999. He also has been serving as Controller and Chief Financial Officer of Federal White Cement Limited, a privately held corporation, since 1993, and prior to that was a Senior Accountant at Ernst & Young from 1989 to 1993.

            Stephen Fleming was elected a Director of Micromem on January 11, 1999 following the ratification by Micromem's shareholders of the acquisition of Pageant International, and served as President and Chief Executive Officer of Micromem from January 11, 1999 to March 18, 1999. He has served as President and Chief Executive Officer of Pageant USA since 1997 and President of SGL International Inc., a company he co-founded that is engaged in technology development, since 1996. From 1990 to 1995 he served as Senior Vice President for International Technology Development of International Ion Incorporated.

            There are no arrangements or understandings between any director and any other person pursuant to which the director was selected as a director or executive officer. There is no family relationship between any director or executive officer and any other director or executive officer.

ITEM 11.                COMPENSATION OF DIRECTORS AND OFFICERS

            The aggregate amount of compensation paid by Micromem and its subsidiaries during Micromem's last fiscal year to all directors and officers as a group for services in all capacities was $24,000, all of which was paid to Ross McGroarty in his capacity as President.

            Pursuant to a verbal agreement between Micromem and Ross McGroarty, Executive Vice-President and Secretary of Micromem, Mr. McGroarty received a salary of CDN $5,000 per month from February through April 1999.

            On January 25, 1999, as part of a compensation package for Sam Fuda, Micromem granted Mr. Fuda options to purchase, prior to January 25, 2009, up to 1,000,000 Common Shares at a price per share of US $3.00 pursuant to the Micromem Technologies Inc. 1999 Stock Option Plan.

            Pursuant to a consulting agreement between 275311 Ontario Inc., a corporation controlled by Sam Fuda, Chairman and a director of Micromem, and Micromem dated as of January 29, 1999, Micromem retained 275311 Ontario Inc. to provide certain consulting and management services during the period from January 1, 1999 through to December 31, 1999, including assisting and advising Micromem's Board of Directors and senior management in negotiations with prospective purchasers, manufacturers and licensees of the MAGRAM(TM) Technology, overseeing Micromem's compliance with corporate and securities regulations in Canada and those of any trading system or stock exchange on which Micromem's shares may become listed, retaining and instructing Micromem's professional advisers, including its legal counsel and auditors, providing advice to Micromem's Board of Directors and senior management with respect to structuring of Micromem's equity funding by private placement and/or public offering and providing introductory services to the financial and investment community in Toronto, and managing a corporate office of Micromem to be situated in Toronto during the period from January 1, 1999 through to December 31, 1999.

            The interest of 275311 Ontario Inc. in the agreement has been assigned to 164189 Canada Limited ("FudaCo"), a corporation controlled by Mr. Fuda, and FudaCo has assumed all of 275311 Ontario Inc.'s obligations under the agreement. As a result, FudaCo will render the services contracted for under the agreement and FudaCo will be paid fees on a quarterly basis, in form of cash or Common Shares, at the option of Micromem, under the agreement. If Micromem elects to pay the fees through quarterly issuances of Common Shares, then the number of shares to be issued to FudaCo, quarterly, would be calculated as the product of 0.3125% of the simple average of the number of shares of Micromem that were outstanding on the last day of each month during a quarter (the "Average Outstanding"). If Micromem elects to pay the fees through quarterly cash payments to FudaCo, then the amount of such fees would be calculated as the product of 0.3125% of the Average Outstanding multiplied by the simple average of the daily close price of Micromem's Common Shares during the quarter.

            Pursuant to a consulting agreement between Mast Holding (Bermuda) Ltd. ("Mast"), a Bermuda corporation, and Micromem dated March 10, 1999, Micromem retained Mast to provide certain consulting and management services, to be rendered by Robert Patterson, during the period from March 9, 1999 to March 10, 2000. The services to be rendered under the agreement include the services of Mr. Patterson as the President and Chief Executive Officer of Micromem. Under the agreement, Mast will be paid fees on a quarterly basis, in the form of cash or Common Shares at the option of Micromem. If Micromem elects to pay the fees through quarterly issuances of Common Shares, then the number of shares to be issued quarterly would be calculated as the product of 0.3125% of the simple average of the number of shares of Micromem that were outstanding on the last day of each month during a quarter (the "Average Outstanding"). If Micromem elects to pay the fees through quarterly cash payments, then the amount of such fees would be calculated as the product of 0.3125% of the Average Outstanding multiplied by the simple average of the daily close price of Micromem's Common Shares during the quarter.

            The issuance of Common Shares under both the agreement with 275311 Ontario Inc. and the agreement with Mast Holding (Bermuda) Ltd. (the "Consulting Agreements") is conditioned on approval being obtained by Micromem from its shareholders, failing which Micromem is required to pay the cash equivalent of the fees under each of the agreements. Micromem's Board of Directors has already given its approval to the issuance of Common Shares under the two Consulting Agreements. If Micromem's shareholders fail to approve the issuance of Common Shares under the Consulting Agreements, or if Micromem elects to make payments under the Consulting Agreements in cash, the amount of cash compensation that each consultant would receive would depend on (i) the average number of Micromem Common Shares outstanding each quarter during the term of a consultant's Consulting Agreement determined by taking the simple average of the number of Common Shares outstanding on the last day of each month during each such quarter, and (ii) the average daily closing price of Micromem Common Shares for each such quarter.

            Following are tables giving examples of the amount of cash that each consultant would receive if Micromem Common Shares had an average daily closing price of (i) US $4, (ii) US $5, (iii) US $6, or (iv) US $7 during the months from September 1999 through to the end of each Consulting Agreement. For purposes of determining the Average Number of Shares Outstanding it was assumed that the options granted to Mr. Fuda for the purchase of 1,000,000 Common Shares were fully exercised before the end of January 1999 and that no additional Common Shares were issued by Micromem after November 10, 1999. For ease of computation, it has also been assumed that the Consulting Agreement with Mast Holding (Bermuda) Ltd. began March 1, 1999 rather than March 9, 1999.


                                                           164189 Canada Limited
                                                           (275311 Ontario Inc.)

                                                             (US Dollars)
                      Ave. No.
Quarter Ended          Shares        Per         Total          Per        Total         Per         Total        Per      Total
                     Outstanding    Share                      Share                    Share                    Share
                                  ----------   ------------  ----------- ------------- --------- -------------- --------------------
    March 31, 1999   35,984,810      $3.98      $447,561       $3.98        $447,561    $3.98       $447,561      $3.98     $447,561
     June 30, 1999   37,323,594      $6.17      $719,646       $6.17        $719,646    $6.17       $719,646      $6.17     $719,646
September 30, 1999   37,451,319      $4.00      $468,141       $5.00        $585,177    $6.00       $702,212      $7.00     $819,248
 December 31, 1999   37,451,319      $4.00      $468,141       $5.00        $585,177    $6.00       $702,212      $7.00     $819,248
                                                --------                    --------                --------                --------
                                              $2,103,490                  $2,337,560              $2,571,631              $2,805,702
                                              ==========                  ==========              ==========              ==========

                                                    Mast Holdings (Bermuda) Ltd.

                                                          (US Dollars)
                                    Ave. No.
Quarter Ended          Shares         Per        Total          Per         Total         Per           Total      Per     Total
                     Outstanding     Share                     Share                     Share                    Share
                                   ---------- ------------- ----------- -------------- --------- -------------- --------------------
     May 31, 1999    37,170,868      $6.50      $755,033       $6.50        $755,033    $6.50       $755,033      $6.50     $755,033
  August 30, 1999    37,451,319      $4.80      $561,770       $4.80        $561,770    $4.80       $561,770      $4.80     $561,770
November 30, 1999    37,451,319      $4.00      $468,141       $5.00        $585,177    $6.00       $702,212      $7.00     $819,248
February 29, 2000    37,451,319      $4.00      $468,141       $5.00        $585,177    $6.00       $702,212      $7.00     $819,248
                                                --------                    --------                --------                --------
                                              $2,253,086                 $2,487,157               $2,721,228              $2,955,298
                                              ==========                 ==========               ==========              ==========

            If Micromem's shareholders approve the issuance of Common Shares under the Consulting Agreements and if Micromem elects to make payments under the Consulting Agreements in Common Shares, the number of Common Shares that each consultant would receive would depend on the average number of Micromem Common Shares outstanding each quarter during the term of a consultant's Consulting Agreement determined by taking the simple average of the number of Common Shares outstanding on the last day of each month during each such quarter.

            Following is a table giving an example of the number of Common Shares that each consultant would receive assuming that Micromem issued no more Common Shares from the date of this registration statement to the end of each Consulting Agreement except for those Common Shares required to be issued to the consultants under the Consulting Agreements. Each table assumes for the purpose of determining the Common Shares Outstanding (Average) that (i) the options for the purchase of 1,000,000 Common Shares granted to Mr. Fuda were fully exercised prior to the end of January 1999, (ii) the Common Shares issued pursuant to each Consulting Agreement increased the number of Common Shares outstanding as of the last day of the three month period with respect to which they were issued, and (iii) no other Common Shares were issued by Micromem after November 10, 1999.


                              164189 Canada Limited
                              (275311 Ontario Inc.)

                                  (US Dollars)
                          Common Shares
    Quarter Ended      Outstanding (Average)     Total Received     % of Total
    -------------      ---------------------     --------------     ----------
    March 31, 1999           35,984,810             112,453            0.31%
     June 30, 1999           36,810,181             115,032            0.31%
September 30, 1999           37,373,232             116,791            0.31%
 December 30, 1999           37,606,816             117,521            0.31%
                                                    -------            -----
                                                    461,797            1.25%
                                                    =======            =====

                           Mast Holding (Bermuda) Ltd.

                                  (US Dollars)
                         Common Shares
   Quarter Ended       Outstanding (Average)     Total Received     % of Total
   -------------       ---------------------     --------------     ----------
     May 31, 1999            36,401,445             113,755            0.31%
  August 31, 1999            37,296,038             116,550            0.31%
November 30, 1999            37,528,793             117,277            0.31%
February 29, 2000            37,763,349             118,010            0.31%
                                                    -------            -----
                                                    465,593            1.25%
                                                    =======            =====

            Based on the unaudited balance sheet of Micromem at April 30, 1999, the net tangible book value per Common Share was CDN $(0.05). In the example set forth in the table above, it is assumed that as of February 29, 2000, after the two Consulting Agreements have terminated, (i) the total number of Common Shares outstanding will be 37,920,523, (ii) a total of 927,390 Common Shares, or 2.45% of the then outstanding Common Shares, will have been issued under the two Consulting Agreements, (iii) 1,000,000 Common Shares, or 2.64% of the then outstanding Common Shares, will have been issued to Sam Fuda upon exercise of his options, (iv) Micromem will have received CDN $4,500,000 from Mr. Fuda upon exercise of his options, and (v) no change will have occurred in the financial position of Micromem from April 30, 1999. Based on such table and assumptions, the net tangible book value per Common Share at February 29, 2000 would be CDN $(0.05) as compared to CDN $(0.07) prior to the issuance of the Common Shares under the Consulting Agreements, representing a dilution per Common Share of (170.27%).

            Directors of Micromem receive CDN $500 and expenses for each meeting of the Board of Directors or committee of the Board of Directors they attend.

ITEM 12.    OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT

            Warrants for the purchase of 879,324 shares, issued as part of the purchase price for Pageant International, were outstanding on December 21, 1999. Each warrant entitles its holder to purchase one Common Share at a purchase price of CDN $2.00 through January 11, 2000, and CDN $2.30 from January 12, 2000 through January 12, 2001, at which time the warrants expire. No warrants are held by any directors or officers of Micromem.

            On January 25, 1999, Micromem granted Sam Fuda options to purchase, prior to January 25, 2009, up to 1,000,000 Common Shares at a price per share of US $3.00, pursuant to the Micromem Technologies Inc. 1999 Stock Option Plan. Mr. Fuda exercised options for the purchase of 100,000 Common Shares at an aggregate purchase price of US $300,000 on each of October 1, 1999 and November 4, 1999, leaving options for a balance of 800,000 Common Shares outstanding.

ITEM 13.    INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

            During the past three fiscal years and to the date of this registration statement, there have been no material transactions in which Micromem or any of its subsidiaries was a party, and in which any director or officer of Micromem had a direct or indirect material interest, except as set forth below.

            Pursuant to a consulting agreement between 275311 Ontario Inc., a corporation controlled by Sam Fuda, Chairman and a director of Micromem, and Micromem dated as of January 29, 1999, Micromem retained 275311 Ontario Inc. to provide certain consulting and management services during the period from January 1, 1999 through to December 31, 1999, including assisting and advising Micromem's Board of Directors and senior management in negotiations with prospective purchasers, manufacturers and licensees of the MAGRAM(TM) Technology, overseeing Micromem's compliance with corporate and securities regulations in Canada and those of any trading system or stock exchange on which Micromem's shares may become listed, retaining and instructing Micromem's professional advisers, including its legal counsel and auditors, providing advice to Micromem's Board of Directors and senior management with respect to structuring of Micromem's equity funding by private placement and/or public offering and providing introductory services to the financial and investment community in Toronto, and managing a corporate office of Micromem to be situated in Toronto during the period from January 1, 1999 through to December 31, 1999.

            The interest of 275311 Ontario Inc. in the agreement has been assigned to 164189 Canada Limited ("FudaCo"), a corporation controlled by Mr. Fuda, and FudaCo has assumed all of 275311 Ontario Inc.'s obligations under the agreement. As a result, FudaCo will render the services contracted for under the agreement and FudaCo will be paid fees on a quarterly basis, in form of cash or Common Shares, at the option of Micromem, under the agreement. If Micromem elects to pay the fees through quarterly issuances of Common Shares, then the number of shares to be issued to FudaCo, quarterly, would be calculated as the product of 0.3125% of the simple average of the number of shares of Micromem that were outstanding on the last day of each month during a quarter (the "Average Outstanding"). If Micromem elects to pay the fees through quarterly cash payments to FudaCo, then the amount of such fees would be calculated as the product of 0.3125% of the Average Outstanding multiplied by the simple average of the daily close price of Micromem's Common Shares during the quarter. See "ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS".

            Pursuant to a consulting agreement between Mast Holding (Bermuda) Ltd. ("Mast"), a Bermuda corporation, and Micromem dated March 10, 1999, Micromem retained Mast to provide certain consulting and management services, to be rendered by Robert Patterson, during the period from March 9, 1999 to March 10, 2000. The services to be rendered under the agreement include the services of Mr. Patterson as the President and Chief Executive Officer of Micromem. Under the agreement, Mast will be paid fees on a quarterly basis, in the form of cash or Common Shares at the option of Micromem. If Micromem elects to pay the fees through quarterly issuances of Common Shares, then the number of shares to be issued quarterly would be calculated as the product of 0.3125% of the simple average of the number of shares of Micromem that were outstanding on the last day of each month during a quarter (the "Average Outstanding"). If Micromem elects to pay the fees through quarterly cash payments, then the amount of such fees would be calculated as the product of 0.3125% of the Average Outstanding multiplied by the simple average of the daily close price of Micromem's Common Shares during the quarter. See "ITEM 11.
COMPENSATION OF DIRECTORS AND OFFICERS".

            The issuance of Common Shares under both the agreement with 275311 Ontario Inc. and the agreement with Mast Holding (Bermuda) Ltd. (the "Consulting Agreements") is conditioned on approval being obtained by Micromem from its shareholders, failing which Micromem is required to pay the cash equivalent of the fees under each of the agreements. Micromem's Board of Directors has already given its approval to the issuance of Common Shares under the two Consulting Agreements. If Micromem's shareholders fail to approve the issuance of Common Shares under the Consulting Agreements, or if Micromem elects to make payments under the Consulting Agreements in cash, the amount of cash compensation that each consultant would receive would depend on (i) the average number of Micromem Common Shares outstanding each quarter during the term of a consultant's Consulting Agreement determined by taking the simple average of the number of Common Shares outstanding on the last day of each month during each such quarter, and (ii) the average daily closing price of Micromem Common Shares for each such quarter.

            Pageant USA has negotiated with Clear Blue Laboratories, Inc. ("Clear Blue") an agreement for the joint use with three other companies of a specially designed research and manufacturing facility currently being completed at the University of Utah's Research Park in Salt Lake City. The agreement will not be executed until the facility has been completed and approved by Micromem, which is expected to happen prior to the end of December 1999. Clear Blue's lease is for a period of five years ending May 31, 2004, renewable for an additional five-year period. Clear Blue is controlled by Hugh G. O'Neill, who also controls Ataraxia Corp., which owned substantially all of the capital stock of Pageant International before its acquisition by Micromem and currently owns approximately 10.7% of Micromem's Common Shares. See "ITEM 1. DESCRIPTION OF BUSINESS - PLAN OF OPERATION - Production".

            During the past three years, no relatives, spouses or relatives of spouses of officers or directors were involved in material transactions with Micromem, and no such transaction is currently proposed.

            During the past three fiscal years and the current fiscal year, no officer or director and no associate of any officer or director, has been indebted to Micromem.

                                     Part II


ITEM 14.    DESCRIPTION OF SECURITIES TO BE REGISTERED

            The authorized capital of Micromem consists of an unlimited number of common shares ("Common Shares"), of which 36,651,319 shares were issued and outstanding as of December 21, 1999, and 2,000,000 special, redeemable, voting preference shares ("Special Shares"), none of which is outstanding as of the date hereof.

            Holders of Common Shares will be entitled to receive notice of, attend and vote at all meetings of the shareholders of Micromem. Each Common Share carries one vote at such meetings. In the event of the voluntary or involuntary liquidation, dissolution or winding-up of Micromem, after payment of all outstanding debts, the remaining assets of Micromem available for distribution will be distributed to the holders of Common Shares. Dividends may be declared and paid on the Common Shares in such amounts and at such times as the directors shall determine in their discretion in accordance with the Business Corporations Act (Ontario) (the "Business Corporations Act"). There are no pre-emptive rights, conversion rights, redemption provisions or sinking fund provisions attaching to the Common Shares. Common Shares are not liable to further calls or to assessment by Micromem; provided, however, that pursuant to the provisions of the Business Corporations Act, Micromem has a lien on any Common Share registered in the name of a shareholder or the shareholder's legal representative for a debt owed by the shareholder to Micromem.

            Holders of Special Shares are entitled to receive notice of, attend and vote at all meetings of the shareholders of Micromem. Each Special Share carries one vote at such meetings. In the event of the voluntary or involuntary liquidation, dissolution or winding-up of Micromem, after payment of all outstanding debts, the holders of the Special Shares shall be entitled to receive, before any distribution of any part of the assets of Micromem among the holders of any other shares, the amount paid up on the Special Shares. The Special Shares are redeemable at the option of Micromem for the amount paid up on the shares. Dividends may not be declared or paid on the Special Shares and transfer of the Special Shares is restricted without the approval of the Directors of

Micromem and the prior written consent of the Ontario Securities Commission. The number of Special Shares that may be issued and outstanding at any time is limited to 500,000. There are no pre-emptive rights, conversion rights or sinking fund provisions attaching to the Special Shares. Special Shares are not liable to further calls or to assessment by Micromem; provided, however, that pursuant to the provisions of the Business Corporations Act, Micromem has a lien on any Special Share registered in the name of a shareholder or the shareholder's legal representative for a debt owed by the shareholder to Micromem.

            The by-laws of Micromem provide that two persons present in person and entitled to vote at any meeting of Shareholders shall constitute a quorum for the transaction of business at such meeting.

            There is no restriction on the repurchase or redemption of shares by Micromem while there is an arrearage in the payment of dividends.

                                     Part IV


ITEM 17.    FINANCIAL STATEMENTS

            The financial statements required by Item 17 are listed in the Index to Financial Statements appearing on Page A-1.

ITEM 18.    FINANCIAL STATEMENTS

            Not applicable


ITEM 19.    FINANCIAL STATEMENTS AND EXHIBITS

            (a)  Financial Statements:

            See the Index to Financial Statements on page A-1 of the financial statements filed as part of this registration statement as Attachment A hereto.

            (b)  Exhibits:

            The following exhibits are filed as part of this registration statement as Attachment B hereto:

         Exhibit No. 1.1            Articles of Incorporation as currently in
                                    effect

         Exhibit No. 1.2            By-Laws as currently in effect

         Exhibit No. 3.1            Letter Agreement dated December 7, 1998
                                    among Micromem, Ataraxia Corp. and Pageant
                                    Technology Inc. relating to the purchase by Micromem of all of the stock of Pageant
                                    Technology Inc.

         Exhibit No. 3.2            Assignment of MAGRAM(TM)Technology patent
                                    from Richard Lienau to Estancia Limited
                                    dated November 18, 1997

         Exhibit No. 3.3            Assignment of undivided 50% interest in
                                    MAGRAM(TM)Technology patent from Estancia
                                    Limited to Ataraxia Corp. dated November 19,
                                    1997

         Exhibit No. 3.4            Assignment of undivided 50% interest in
                                    MAGRAM(TM)Technology patent from Ataraxia
                                    Corp. to Pageant Technologies Incorporated dated November 19, 1997

         Exhibit No. 3.5            Agreement with respect to Joint Ownership
                                    and Certain License Rights dated September
                                    17, 1997 between Richard M. Lienau and
                                    Estancia Limited, and Ataraxia Corp.

         Exhibit No. 3.6            Assignment of September 17, 1997 agreement
                                    by Ataraxia Corp. to Pageant Technologies
                                    Inc.

         Exhibit No. 3.7            Research Agreement dated November 24, 1997
                                    by and between Pageant Technologies (USA)
                                    Inc. and the University of Utah

         Exhibit No. 3.8            Letter Agreement dated February 1, 1999
                                    extending November 24, 1997 Research
                                    Agreement to December 31, 1999

         Exhibit No. 3.9            Consulting Agreement dated as of January 29,
                                    1999 between 275311 Ontario Inc. and
                                    Micromem Technologies Inc. for the services of Sam Fuda

         Exhibit No. 3.10           Consulting Agreement dated as of March 10,
                                    1999 between Mast Holding (Bermuda) Ltd. and
                                    Micromem for the services of Robert
                                    Patterson

         Exhibit No. 3.11           Lease dated January 16, 1998, for the
                                    Pageant Technologies Inc. office in Santa
                                    Fe, New Mexico

         Exhibit No. 3.12           Consent dated September 2, 1999 of Business
                                    Equity Appraisal Reports, Inc. ("Bear")

         Exhibit No. 3.13           Agreement dated April 27, 1999 for the sale
                                    to Exterland Corporation of 350,000 Common
                                    Shares at a price of US $3.00 per share

         Exhibit No. 3.14           Form of Warrant Certificate for the Warrants
                                    issued January 11, 1999

         Exhibit No. 3.15           Micromem Technologies Inc. 1999 Stock Option
                                    Plan

                                   SIGNATURES

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                           MICROMEM TECHNOLOGIES INC.


                                     By:_____________________________________
                                       Name: Sam Fuda
                                       Title: Chairman of the Board of Directors


Dated:   December 23, 1999

                                                                    ATTACHMENT A


                          INDEX TO FINANCIAL STATEMENTS



Pageant Technologies Incorporated (A Development Stage Corporation) Consolidated Financial Statements for The Year Ended October 31, 1998 And the Period from September 3, 1997 (Date of Incorporation) to A-3 October 31, 1997 Independent Auditors' Report


       Independent Auditors' Report                                          A-4


       Consolidated Balance Sheet as of October 31, 1998 and October 31,
       1997                                                                  A-5


       Consolidated Statement of Loss and Accumulated Deficit for Year
       Ending October 31, 1998 and for the period from September 3, 1997
       (Date of Incorporation) to October 31, 1997                           A-6


       Consolidated Statement of Cash Flows for Year Ending October 31,
       1998 and for the period from September 3, 1997 (Date of
       Incorporation) to October 31, 1997                                    A-7


       Notes to Consolidated Financial Statements for Year Ending October
       31, 1998 And For The Period From September 3, 1997 (Date of
       Incorporation) to October 31, 1997                                    A-8


Micromem Technologies Inc. (Formerly AvantiCorp International Inc.) A Development Stage Company Consolidated Financial Statements April 30, 1999
(Unaudited)                                                                 A-12


       Consolidated Balance Sheets as of April 30, 1999 and 1998            A-13


       Consolidated Statements of Operations and Deficit for the Six
       Months Ended April 30, 1999 and 1998, and since Inception to April
       30, 1999                                                             A-14


       Consolidated Statements of Cash Flows for the Six Months Ended
       April 30, 1999 and 1998, and since Inception to April 30, 1999
                                                                            A-15


       Notes to Consolidated Financial Statements April 30, 1999            A-17

AvantiCorp International Inc. Financial Statements October 31,
1998, 1997 and 1996                                                         A-28


       Auditor's Report A-29


       Balance Sheets as of October 31, 1998, 1997 and 1996                 A-30


       Statements of Operations and Deficit for Years Ended October 31,
       1998, 1997 and 1996                                                  A-31


       Statements of Changes in Cash Position for Years Ended October 31,
       1998, 1997 and 1996                                                  A-32


       Notes to Financial Statements October 31, 1998                       A-33


Micromem Technologies Inc. (Formerly AvantiCorp International Inc.)
Pro-Forma Consolidated Financial Statements of Operations for the
Period Ended April 30, 1999 (Unaudited)                                     A-39


       Pro-Forma Consolidated Statement of Operations for the Period
       Ended April 30, 1999                                                 A-40


       Notes to the Pro-Forma Consolidated Statement of Operations April
       30, 1999                                                             A-41

Micromem Technologies Inc. (Formerly AvantiCorp International Inc.)
Pro-Forma Consolidated Financial Statements of Operations for the
Period Ended October 31, 1998 (Unaudited)                                   A-43

       Pro-Forma Consolidated Statement of Operations for the Period
       Ended October 31, 1998                                               A-44

       Notes to the Pro-Forma Consolidated Statement of Operations
       October 31, 1998                                                     A-45

PAGEANT TECHNOLOGIES INCORPORATED
(a development stage corporation)

Consolidated Financial Statements
For The Year ending October 31, 1998

And the period from  September 3, 1997 (date of
Incorporation)  And October 31, 1997
And Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
  Pageant Technologies Incorporated

We have audited the consolidated balance sheets of Pageant Technologies Incorporated, a development stage corporation, (The "Company") as of October 31, 1998 and October 31, 1997, and the consolidated statements of loss and accumulated deficit and cash flows for the year ending October 31, 1998 and for the period from September 3, 1997 (date of incorporation) to October 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian and United States Generally Accepted Auditing Standards. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion these financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 1998 and October 31, for the year ending October 31, 1998 and for the period from September 3, 1997 (date of incorporation) to October 31, 1997 in accordance with Canadian Geanerally Accepted Accounting Standards.

Without qualifying our opinion we draw attention to Note 7 to the financial statements, which states that there are no material differences between the presentation of these financial statements in accordance with Canadian Generally Accepted Accounting Standards and their presentation had they been prepared in accordance with United States Generally Accepted Accounting Principles.

/s/ Deloitte & Touche

December 20, 1999

PAGEANT TECHNOLOGIES INCORPORATED
(A DEVELOPMENT STAGE CORPORATION)

CONSOLIDATED BALANCE SHEET
AS OF OCTOBER 31, 1998 AND OCTOBER 31, 1997
 (Expressed in United States Dollars)
--------------------------------------------------------------------------------
                                                             1998          1997
ASSETS
CURRENT ASSETS:
   Cash at Bank                                         $ 147,063     $      --
   Deposits and advances                                    1,523            --
                                                        ---------     ---------
      Total current assets                                148,586            --
FIXED ASSETS  (Note 3)                                     15,334            --
PATENTS (Note 4)                                              100            --
                                                        ---------     ---------
TOTAL                                                   $ 164,020     $      --
                                                        =========     =========


LIABILITIES AND SHAREHOLDER'S DEFICIT
CURRENT LIABILITIES:
   Accounts payable and accrued expenses                $  39,834     $   1,249
   Shareholder advances  (Note 5)                         625,177            --
                                                        ---------     ---------
      Total current liabilities                           665,011         1,249
                                                        ---------     ---------


SHAREHOLDER'S DEFICIT
   Share capital (Note 7)                                       1             1
   Accumulated deficit during development stage          (500,992)       (1,250)
                                                        ---------     ---------
      Total shareholder's deficit                        (500,991)       (1,249)
                                                        ---------     ---------
TOTAL                                                   $ 164,020     $      --
                                                        =========     =========

Approved on behalf of the Board


/s/
---------------------------------------
Director
See notes to financial statements.

PAGEANT TECHNOLOGIES INCORPORATED
(A DEVELOPMENT STAGE CORPORATION)

CONSOLIDATED STATEMENT OF LOSS AND ACCUMULATED DEFICIT
FOR YEAR ENDING OCTOBER 31, 1998 AND FOR THE PERIOD FROM
SEPTEMBER 3, 1997 (DATE OF  INCORPORATION)  TO OCTOBER 31, 1997
 (Expressed in United States Dollars)
--------------------------------------------------------------------------------

                                                                              From
                                                                            inception
                                                                           to October, 31
                                                       1998         1997         1998

INTEREST INCOME                                   $   2,571    $      --    $   2,571
                                                  ---------    ---------    ---------
EXPENSES
   Travel and entertainment                         176,012           --      176,012
   Professional fees                                166,182        1,250      167,432
   Wages and salaries                                81,457           --       81,457
   Administration expenses                           50,872           --       50,872
   Development expenses                              50,000           --       50,000
   Depreciation                                       4,751           --        4,751
      Total expenses                                529,274        1,250      530,524
                                                  ---------    ---------    ---------
NET OPERATING LOSS                                 (526,703)      (1,250)    (527,953)
   Unrealised gain on foreign exchange (Note 8)      26,961           --       26,961
                                                  ---------    ---------    ---------
NET LOSS                                           (499,742)      (1,250)    (500,992)

ACCUMULATED DEFICIT
DURING DEVELOPMENT STAGE :
   BEGINNING OF YEAR                                 (1,250)          --           --
                                                  ---------    ---------    ---------
   END OF YEAR                                    $(500,992)   $  (1,250)   $(500,992)
                                                  =========    =========    =========

See notes to financial statements.

PAGEANT TECHNOLOGIES INCORPORATED
(A DEVELOPMENT STAGE CORPORATION)

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR YEAR ENDING OCTOBER 31, 1998 AND FOR THE PERIOD FROM
SEPTEMBER 3, 1997 (DATE OF  INCORPORATION)  TO OCTOBER 31, 1997
 (Expressed in United States Dollars)
--------------------------------------------------------------------------------

                                                                                 From
                                                                                inception
                                                                              to October, 31
                                                         1998         1997         1998
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                            $(499,742)   $  (1,250)   $(500,992)
Adjustments for:
    Depreciation                                        4,751           --        4,751
                                                    ---------    ---------    ---------
                                                     (494,991)      (1,250)    (496,241)
Increase in deposits and advances                      (1,523)          --       (1,523)
Increase in accounts payable and accrued expenses      38,585        1,249       39,834
                                                    ---------    ---------    ---------
     Cash used in operating activities               (457,929)          (1)    (457,930)
                                                    ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets                              (20,085)          --      (20,085)
Purchase of Patent                                       (100)          --         (100)
                                                    ---------    ---------    ---------
     Cash used in investing activities                (20,185)          --      (20,185)
                                                    ---------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from the issue of shares                        --            1            1
  Shareholder advances                                625,177           --      625,177
                                                    ---------    ---------    ---------
   Cash from financing activities                     625,177            1      625,178
                                                    ---------    ---------    ---------
NET  INCREASE IN CASH                                 147,063           --      147,063

CASH, BEGINNING OF YEAR                                    --           --           --
                                                    ---------    ---------    ---------
CASH, END OF YEAR                                   $ 147,063    $      --    $ 147,063
                                                    =========    =========    =========

See notes to financial statements.

PAGEANT TECHNOLOGIES INCORPORATED
(A DEVELOPMENT STAGE CORPORATION)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEAR ENDING OCTOBER 31, 1998 AND FOR THE PERIOD FROM
SEPTEMBER 3, 1997 (DATE OF  INCORPORATION)  TO OCTOBER 31, 1997
 (Expressed in United States Dollars)
--------------------------------------------------------------------------------

1.       GENERAL

         Pageant Technologies Incorporated, a development stage corporation (The "Company") was incorporated on September 3, 1997 in The Turks and Caicos Islands B.W.I., company number E21820. The Company acts principally as an asset holding and development company. The Company currently does not have any significant operating income and is therefore dependent on the advances from its parent company to finance its day to day operations


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The financial statements of Pageant Technologies Incorporated are prepared in accordance with Canadian Generally Accepted Accounting Standards. The significant accounting policies of the Company are as follows:

         a. Basis of Consolidation - These consolidated financial statements include Pageant Technologies Incorporated and its wholly owned subsidiary, Pageant Technologies (USA) Inc., a research and development company incorporated in the State of Utah U.S.A.

         b. Patents - Patents are carried at cost less accumulated amortisation. Amortisation of patents is calculated using the straight line method to write them off over their estimated useful lives of 15 years

         c. Foreign currency translation - The reporting currency of these financial statements is the United States dollar. Income and expenses in foreign currencies have been converted to United States at the rate of exchange prevailing at date of each transaction. Assets and liabilities denominated in foreign currencies are converted into United States dollars at the rate of exchange prevailing at October 31, 1998. Any resulting unrealised gains and losses are recognised in income.

         d. Fixed assets - Fixtures and equipment are carried at cost less accumulated depreciation. Depreciation on fixtures and equipment is calculated using the straight-line method to write them off over their estimated useful lives of 3 years.

         e. Development costs - development costs are written off in the period in which they are incurred as currently no future accounting benefit is foreseen.

         f. Cash flow statements - The Company adopted International Accounting Standard 7 "Cash Flow Statements" for its financial statements. Under the Standard, cash equivalents are defined as short-term, highly liquid investments with maturities of three months or less when purchased, that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Cash and cash equivalents are reconciled to the balance sheet; and non-cash items are excluded from the cash flow statement.

         g. Transactions with related parties - Transactions with related parties are measured at the carrying amounts of the goods and services being exchanged, unless such transactions are determined to be in the normal course of operations, in which case, they are recorded at the agreed exchange amount.

3.       FIXED ASSETS

         Fixed assets are made up as follows:

                                                                   1998
                                       ---------------------------------------------------------------
                                         Beginning                                         Ending
                                           Balance        Additions        Disposals       Balance
                                       ---------------------------------------------------------------

COST
Fixtures and Equipment                 $      --          $ 20,085             $       --      $20,085
                                       ==========         =========            ==========      =======

                                                                  1998
                                       ---------------------------------------------------------------
                                         Beginning      Depreciation                       Ending
                                           Balance         Expense         Disposals       Balance
                                       ---------------------------------------------------------------

DEPRECIATION
Fixtures and Equipment                 $       --           $ 4,751            $      --       $ 4,751
                                       ==========         =========            ==========      =======
1998 Net movement                      $       --          $ 15,334            $      --       $15,334
                                       ==========         =========            ==========      =======





4.       PATENTS

         The Company owns a fifty-percent interest in US patent # 5,295,097 and has the exclusive right to develop, manufacture and sell the related products associated with "nonvolatile random access memory". A working prototype is being developed by the University of Utah.

         At its current stage of development, the technology being developed under the patent has an estimated market value of $30,000,000. This estimated market value is based on a report, dated July 6, 1998, prepared by Hans P. Schroeder, President of Business Equity Appraisal Reports, Inc. of San Carlos California.

5.       SHAREHOLDER ADVANCES

         The Shareholder, as a related party, advances funds periodically to meet the cash flow requirements of the Company. These advances are interest-free, unsecured and have no fixed repayment date. Movements during the year were as follows:


                                                            1998            1997
Canadian Dollar
Advances                                               $ 698,569        $     --
Repayments                                               (66,670)
Unrealised exchange gain                                 (37,867)             --
                                                       ---------        --------
                                                         594,032              --
United States Dollar
Advances                                                  31,145              --
Repayments                                                    --              --
                                                       ---------            ----
                                                          31,145              --
                                                       ---------            ----
                                                       $ 625,177        $     --
                                                       =========        ========


6.       RELATED PARTY TRANSACTIONS

         The only related pary transactions are the shareholder advances as described in note 5, which is measured at agreed upon exchange amounts. There are no transactions with related parties that are measured at carying amounts of goofds and services being exchanged.

7.       SHARE CAPITAL

         The share capital of the Company is made up as follows:

                                                         1998             1997
         Authorised:
          5,000 ordinary shares of $1.00 each          $ 5,000          $ 5,000
                                                       =======          =======

         Issued & fully paid:
          1 ordinary share of $1.00                    $     1          $     1
                                                       =======          =======

         On December 4, 1998 a further 4,999 ordinary shares of US$1.00 each were issued to the existing shareholder at par.

         On January 12, 1999 the entire share capital of the company was acquired by Micromem Technologies (formerly Avanti Corporation) for a consideration of 32,000,000 shares.

8.       UNREALISED FOREIGN EXCHANGE GAINS

         Unrealised foreign exchange gains are made up as follows:

                                                                       1998      1997
         Unrealised gains on translation of shareholder's advance     $ 37,867   $    --
         Unrealised (losses) on translation of foreign currency cash   (10,906)       --
                                                                      --------   -------
         Net unrealised gain                                          $ 26,961   $    --
                                                                      ========   =======


9.       COMPLIANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         There are no material differences between the presentation of these financial statements in accordance with International Accounting Standards and their presentation had they been prepared in accordance with United States Generally Accepted Accounting Principles.

                                   * * * * * *

                           MICROMEM TECHNOLOGIES INC.

                    (FORMERLY AVANTICORP INTERNATIONAL INC.)

                           A DEVELOPMENT STAGE COMPANY

                        CONSOLIDATED FINANCIAL STATEMENTS
                      (Expressed in United States Dollars)

                                 APRIL 30, 1999

                                   (Unaudited)

--------------------------------------------------------------------------------

                             MICROMEM TECHNOLOGIES INC.

                      (FORMERLY AVANTICORP INTERNATIONAL INC.)

                             A DEVELOPMENT STAGE COMPANY

                             CONSOLIDATED BALANCE SHEETS

                        (Expressed in United States Dollars)

                                     (Unaudited)

                                                                       April 30,
                                                                    1999         1998
                                       ASSETS
Current assets
   Cash                                                          $  190,595   $  162,951
   Deposits and other receivables (note 2)                           77,841        2,615
   Prepaid expenses                                                   2,497           --
                                                                    270,933      165,566
Investment in other companies (note 3)                               47,152           --
Patents and logos (note 4)                                           13,624          100

Capital assets (note 5)                                              53,193       18,682
                                                                 ----------   ----------
                                                                 $  384,902   $  184,348
                                                                 ==========   ==========

                                     LIABILITIES

Current liabilities
   Accounts payable and accrued liabilities                      $  181,342   $    6,578
   Compensation expense payable (note 9)                          1,268,387           --
   Shareholder loan (note 6)                                        788,284      439,279
                                                                 ----------   ----------
                                                                  2,238,013      445,857
                                                                 ----------   ----------

                                SHAREHOLDERS' EQUITY

Share capital (note 7)
   Authorized
       Unlimited number of common shares
       2,000,000 special, redeemable, voting preference shares
  Issued
       36,068,146 common shares                                     672,684            1
Deficit accumulated during the development stage                 (2,525,795)    (261,510)
                                                                 -----------  -----------
                                                                 (1,853,111)    (261,509)
                                                                 ----------   ----------
                                                                 $  384,902   $  184,348
                                                                 ==========   ==========

See notes attached.

                    MICROMEM TECHNOLOGIES INC.

             (FORMERLY AVANTICORP INTERNATIONAL INC.)

                    A DEVELOPMENT STAGE COMPANY

         CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

               (Expressed in United States Dollars)

                 FOR THE SIX MONTHS ENDED APRIL 30

                            (Unaudited)

                                                                                    Since
                                                                                  Inception to
                                                                                   April 30,
                                                      1999             1998          1999
Revenue
   Interest earned                                 $     1,156   $       747   $     3,727
                                                   -----------   -----------   -----------
Costs and expenses
   Travel and entertainment                             59,440        67,432       235,452
   Professional fees                                   146,412        86,339       313,844
   Wages and salaries                                   94,778        28,695       176,235
   Compensation                                      1,268,387            --     1,268,387
   Administration expenses                              74,220        22,932       125,092
   Development expenses                                264,396        50,000       314,396
   Unrealized loss (gain) on foreign exchange           19,867         4,206    (   7,094)
   Amortization                                          5,425         1,403        10,176
   Loss on sale of investment in other companies        54,606            --        54,606
   Write down of investment                             36,072            --        36,072
   Interest expense                                      2,356            --         2,356
                                                    -----------   -----------   ----------
                                                    2,025,959        261,007     2,529,522
                                                    -----------   -----------   ----------
Net loss                                             2,024,803       260,260     2,525,795
Deficit, beginning of the period                       500,992         1,250            --
                                                    -----------   -----------   ----------

Deficit, end of the period                         $ 2,525,795   $   261,510   $ 2,525,795
                                                   ===========   ===========   ===========
Net loss per share - basic and diluted             $      0.06   $      0.01   $      0.08
                                                   ===========   ===========   ===========

Weighted average shares                             34,433,680    32,014,503
                                                   ===========   ===========

See notes attached.

                   MICROMEM TECHNOLOGIES INC.
            (FORMERLY AVANTICORP INTERNATIONAL INC.)

                   A DEVELOPMENT STAGE COMPANY

              CONSOLIDATED STATEMENTS OF CASH FLOWS
              (Expressed in United States Dollars)

                FOR THE SIX MONTHS ENDED APRIL 30
                           (Unaudited)

                                                                                              Since
                                                                                            Inception to
                                                                                             April 30,
                                                                1999             1998         1999
Cash flows from operating activities:
   Net loss                                                  $(2,024,803)   $  (260,260)   $(2,525,795)
       Adjustments to reconcile net income to net cash
       provided by operating activities:
          Loss on sale of investment in other companies           54,606             --         54,606
          Write down of investment                                36,072             --         36,072
          Amortization                                             5,425          1,403         10,232
          Interest expense                                         2,356             --          2,356
                                                              (1,926,344)      (258,857)    (2,422,529)
          Changes in assets and liabilities net of effects
          from reverse takeover:
             Increase in deposits and other receivables          (72,720)        (2,615)       (74,243)
             Increase in accounts payable and accrued
             liabilities                                          35,464          5,329         75,298
             Increase in compensation expense payable          1,268,387             --      1,268,387
             Increase in prepaid expenses                         (2,497)            --         (2,497)
                                                                            -----------    -----------
   Net cash used in operating activities                        (697,710)      (256,143)    (1,155,584)
                                                             -----------    -----------    -----------
Cash flows from investing activities:
   Sale of investments                                           233,641             --        233,641
   Patents and logos                                             (13,580)          (100)       (13,680)

   Capital assets                                                (43,228)       (20,085)       (63,369)
                                                                            -----------    -----------

   Net cash provided by (used in) investing activities:          176,833        (20,185)       156,592
                                                             -----------    -----------    -----------
Cash flows from financing activities
   Issue of common shares                                        291,627             --        291,628
   Net proceeds from shareholder loan                            160,751        439,279        785,928
   Loan proceeds from Avanticorp International Inc.              112,031        112,031
                                                             -----------    -----------    -----------
   Net cash provided by financing activities                     564,409        439,279      1,189,587
                                                             -----------    -----------    -----------
Net increase in cash and cash equivalents                         43,532        162,951        190,595
Cash and cash equivalents, beginning of the period               147,063             --             --
                                                                            -----------    -----------

Cash and cash equivalents, end of the period                 $   190,595    $   162,951    $   190,595
                                                             ===========    ===========    ===========

See notes attached.

                           MICROMEM TECHNOLOGIES INC.
                    (FORMERLY AVANTICORP INTERNATIONAL INC.)

                           A DEVELOPMENT STAGE COMPANY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (Expressed in United States Dollars)

                        FOR THE SIX MONTHS ENDED APRIL 30
                                   (Unaudited)


Supplemental schedule of non-cash operating and financing activities:

On January 11, 1999, Micromem Technologies Inc. issued 32 million common shares and 1 million warrants to acquire all of the issued and outstanding shares of Pageant Technologies Inc. As a result of this transaction, the shareholders of Pageant Technologies Inc. owned 88.9% of the outstanding shares of Micromem Technologies Inc. and accordingly, the purchase of Pageant Technologies Inc. is accounted for as a reverse takeover transaction. In conjunction with the reverse takeover accounting, the following is the fair values of Micromem as of January 11, 1999:

Assigned fair value of net assets of Micromem                         $ 549,140
Less:  Cash and bank balances                                          (168,084)
                                                                       --------
Net non-cash items                                                    $ 381,056
                                                                      =========

See notes attached.

                           MICROMEM TECHNOLOGIES INC.

                    (FORMERLY AVANTICORP INTERNATIONAL INC.)

                           A DEVELOPMENT STAGE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      (Expressed in United States Dollars)

                                 APRIL 30, 1999

                                   (Unaudited)

Micromem Technologies Inc. ("Micromem" or the "Company") is a corporation incorporated under the laws of the Province of Ontario, Canada. By Articles of Amendment dated January 14, 1999, the Company changed its name from Avanticorp International Inc. to Micromem Technologies Inc. On January 11, 1999, Micromem Technologies Inc., acquired all the outstanding shares of Pageant Technologies Inc., a Company incorporated under the laws of the Turks & Caicos Islands, B.W.I. This acquisition was recorded as a reverse takeover under generally accepted accounting principles (note 1(a)).

The Company is a development stage enterprise, and through its wholly-owned subsidiary, engaged in the development and exploitation of patented technology known as MAGRAM which relates to high performance memory and memory intensive logic products. The planned principal commercial operations relating to production of MAGRAM has not commenced and is still in the development stage.

The financial position as at April 30, 1998 and 1999 and the results of operations and changes in cash position for the six months ended April 30, 1998 and 1999 are unaudited. The unaudited financial statements, in the opinion of management, include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information for such unaudited periods.

1.     Significant accounting policies

       The accompanying financial statements have been prepared in accordance with generally accepted accounting principles as promulgated by The Canadian Institute of Chartered Accountants.

       These consolidated financial statements include the accounts of the Company's wholly-owned legal subsidiaries Pageant Technologies Inc. and Pageant Technologies (U.S.A.) Inc.

       The significant policies used in the preparation of these financial statements conform in all material respects, to generally accepted accounting principles. These are as follows:

       a)     Basis of presentation

              On January 11, 1999, Micromem Technologies Inc. issued 32 million common shares and 1 million warrants to acquire all of the issued and outstanding shares of Pageant Technologies Inc. On that date, the total number of Micromem Technologies Inc. shares outstanding was 3,980,646 shares. As a result of this transaction, the shareholders of Pageant Technologies Inc. owned 88.9% of the outstanding common shares of Micromem Technologies Inc. and, accordingly, the purchase of Pageant Technologies Inc. by Micromem Technologies Inc. is accounted for as a reverse takeover transaction under generally accepted accounting principles.

              Under the principles of reverse takeover accounting, the consolidated financial statements of Micromem Technologies Inc., the legal parent, are presented as a continuation of the financial position and results from operations of Pageant Technologies Inc., the legal subsidiary.

              Application of reverse takeover accounting results in the following:

              i) The consolidated financial statements of the combined entity are issued under the name of the legal parent Micromem Technologies Inc., but are considered a continuation of the financial statements of the legal subsidiary, Pageant Technologies Inc.;

                           MICROMEM TECHNOLOGIES INC.
                    (FORMERLY AVANTICORP INTERNATIONAL INC.)

                           A DEVELOPMENT STAGE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      (Expressed in United States Dollars)

                                 APRIL 30, 1999
                                   (Unaudited)

1.     Significant accounting policies, continued

       a)     Basis of presentation, continued

              ii) As Pageant Technologies Inc. is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated financial statements at their historical carrying values;

              iii) The comparative financial statements are those of Pageant Technologies Inc.; and

              iv) Control of the net assets and operations of Micromem Technologies Inc. is deemed to be acquired by Pageant Technologies Inc. effective January 11, 1999. For purposes of this transaction, the deemed consideration is $549,140 ascribed to the net assets of Micromem Technologies Inc. outstanding immediately prior to the business combination plus $52,933 of transaction costs.

                     The transaction was accounted for by the purchase method with the results of operations included in the financial statements from the date of acquisition. Details of the acquisition are as follows:

                     Net assets acquired at assigned fair values:

                     Cash                                                                          $  168,084
                     Non-cash current assets                                                          115,629
                     Investments                                                                      371,471
                                                                                                      655,184
                     Less:
                         Current liabilities                                                          106,044
                     Assigned fair value of net assets of Micromem Technologies Inc. acquired         549,140
                     Add:  Expenses relating to reverse takeover                                       52,933
                                                                                                     --------
                     Deemed consideration (including transaction costs)                            $  602,073
                                                                                                      =======

                     The excess of deemed consideration over net assets acquired represents acquisition expenses that have been accounted for through the Statement of Operations and Deficit.

       b)     Foreign currency translation

              Transactions in foreign currencies have been converted to United States dollars at the rate of exchange prevailing at date of each transaction. Assets and liabilities denominated in foreign currencies are converted into United States dollars at the rate of exchange prevailing at April 30, 1999. The resulting translation gains or losses are included in the determination of net earnings.

                           MICROMEM TECHNOLOGIES INC.
                    (FORMERLY AVANTICORP INTERNATIONAL INC.)

                           A DEVELOPMENT STAGE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      (Expressed in United States Dollars)

                                 APRIL 30, 1999
                                   (Unaudited)

1.     Significant accounting policies, continued

       c)  Investments

           Investments are carried at cost. A write down of the carrying value is charged against income when evidence indicates a decline in the underlying value and earning power of an individual investment is other than temporary. Realized gains and losses are included in investment and other income.

       d)  Capital assets

           Capital assets are carried at cost. Amortization is provided on furniture and equipment using the straight-line basis over the useful life. Amortization is provided on equipment on the straight-line basis for a period of up to 3 years.

       e)  Patents and logos

           Patents are carried at cost and amortization would commence on an appropriate basis when sales commence. Logos are carried at cost less accumulated amortization. Amortization on logos is calculated using the straight line method to write them off over their estimated useful lives of 15 years.

       f)  Income taxes

           The Company follows the tax allocation basis of accounting for income taxes whereby income taxes deferred to future years as a result of timing differences between accounting income and income for tax purposes are recorded as deferred income taxes.

       g)  Development costs

           Development costs are expensed in the period in which they are incurred.

       h)  Measurement of uncertainty

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

       i)  Cash flow statements

           The Company adopted the Canadian Institute of Chartered Accountants Hand Book Section 1540, "Cash Flow Statements" for its financial statements. Under the new Hand Book Section, the definition of cash equivalents is changed to short-term, highly liquid investments with maturities of three months or less when purchased, that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Cash and cash equivalents are reconciled to the balance sheet; and non-cash items are excluded from the cash flow statement.

                           MICROMEM TECHNOLOGIES INC.
                    (FORMERLY AVANTICORP INTERNATIONAL INC.)

                           A DEVELOPMENT STAGE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      (Expressed in United States Dollars)

                                 APRIL 30, 1999
                                   (Unaudited)

1.     Significant accounting policies, continued

       j)  Going concern

           These financial statements have been prepared on the basis of generally accepted accounting principles as applicable to a going concern. The Company has incurred substantial losses in its development stage. The continuation as a going concern is dependent on the continued support from the Company's investors and on achieving a source of income. The Chairman of the Company has been granted options for the purchase of 1,000,000 common shares of the Company at an exercise price of $3.00 per common share and it is expected that these options will be exercised as and when the Company requires funding.

       k)  Transactions with related parties

           Transactions with related parties are measured at the carrying amounts of the goods and services being exchanged, unless such transactions are determined to be in the normal course of operations, in which case, they are recorded at the agreed upon exchange amount.

2.     Deposits and other receivables

       Deposits and other receivables include receivables from LED Technologies (U.S.A.) of $37,700 and Clear Blue Laboratories, Inc. of $30,315 and GST recoverable, which is a value-added tax paid on goods and services used in the course of doing business, of $8,328. The amounts receivable from Clear Blue Laboratories, Inc., a related party and LED Technologies (USA) a third party, relate to dues in respect of sharing of office costs. The related party dues are disclosed in note 9. The balance of $1,498 (1998 - $2,615) represents other advances and deposits.

3.     Investment in other companies

                                                                             Quoted
                                                              Carrying       Market
                                                                Value        Value
      Ontex Resources Limited, January 11, 1999
         325,000 shares                                      $  288,247
      Alliance Resources PLC, January 11, 1999
         450,000 shares                                          83,224
                                                                --------
                                                                371,471
      Sale of Ontex, January 27, 1999
         325,000 shares                                        (233,641)
      Loss on sale of 325,000 shares of Ontex                    54,606)
      Write down of Alliance Resources PLC, April 30, 1999     ( 36,072)
                                                                --------
      Balance, April 30, 1999                                  $ 47,152      $ 47,152
                                                               ========      ========

       The loss on sale relates to losses incurred on the sale of 325,000 Ontex shares. The Company has written down its investment in Alliance Resources PLC to quoted market prices at April 30, 1999 due to "other than temporary" decline in value of the investment.

                           MICROMEM TECHNOLOGIES INC.
                    (FORMERLY AVANTICORP INTERNATIONAL INC.)

                           A DEVELOPMENT STAGE COMPANY

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                      (Expressed in United States Dollars)

                                 APRIL 30, 1999
                                   (Unaudited)

4.     Patents and logos
                                                  1999
                             Beginning                                   Ending
                               Balance      Additions     Disposals      Balance
       Cost
          Patents              $   100       $    --       $    --       $   100
          Logos                     --        13,580            --        13,580
                               -------       -------       -------       -------
                               $   100       $13,580       $    --       $13,680
                               =======       =======       =======       =======

                                                  1999
                              Beginning    Amortization                  Ending
                               Balance       Expense      Disposals      Balance
       Depreciation
         Patents               $    --       $    --       $    --       $    --
         Logos                      --            56            --            56
                               -------       -------       -------       -------
                               $    --       $    56       $    --       $    56
                               =======       =======       =======       =======
       1999 Net movement       $   100       $13,524       $    --       $13,624
                               =======       =======       =======       =======
       1998 Net movement       $    --       $   100       $    --       $   100
                               =======       =======       =======       =======


       A subsidiary of the Company, Pageant Technologies Inc., has a 50% interest in a patent registered in the United States with corresponding patent applications in Europe and Japan, for non-volatile random access memory technology called MagramO. The subsidiary has an exclusive worldwide license to develop, manufacture and sell the MagramO technology. The MagramO license provides that the subsidiary would pay a royalty of 40% of the gross profits less certain agreed expenses for revenue received from the MagramO technology to a company which holds the balance of the 50% interest. The 50% interest held by the Company's subsidiary will revert back to the original owner if the license agreement is in default.

       The Company's obligations under the License Agreement, other than its obligation to pay a 40% royalty, are very general obligations related to supporting development of the technology and being responsible for marketing, sales and licensing. The Agreement does not create any obligations for the Company that present a particularly significant risk that might cause it to lose its right to the patents.

5.     Capital assets
                                                                 April 30,
                                            Accumulated     1999          1998
                                 Cost      Amortization      Net           Net
       Equipment               $63,369       $10,176       $53,193       $18,682
                               =======       =======       =======       =======

                           MICROMEM TECHNOLOGIES INC.
                    (FORMERLY AVANTICORP INTERNATIONAL INC.)

                           A DEVELOPMENT STAGE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      (Expressed in United States Dollars)

                                 APRIL 30, 1999
                                   (Unaudited)

6.     Shareholder loan

       Shareholder loan continuity is as follows:

                                                                   1999          1998
                                       U.S.$          Cdn$         Total         Total
       Balance, October 31, 1998      $31,145       $594,032      $625,177      $    --
       Advances                       200,000            --       200,000       439,279
       Accrued interest                 2,356            --         2,356            --
       Repayments                      (9,249)      (30,000)      (39,249)           --
                                                    -------       -------       -------
       Balance, April 30, 1999       $224,252      $564,032      $788,284      $439,279
                                      =======       =======       =======       =======

       The Chairman of the Company advances funds periodically to meet the cash flow requirements of the Company. Such loans bear interest at 10% per annum ($2,356) and do not have fixed repayment periods. Of the shareholder advances as of April 30, 1999, $202,356 relates to an advance from the Chairman and $585,928 to an advance from a shareholder which is interest free, unsecured and has no fixed repayment date.

7.     Share capital

       a)  Authorized:  unlimited number of common shares without par value.

       b)  Issued and outstanding:

           The ascribed share capital of Micromem Technologies Inc., the continuing consolidated entity, as at April 30, 1999 for accounting purposes is computed as follows:

           Existing share capital of Pageant Technologies Inc., April 30, 1998            $      1

           Common shares of Pageant Technologies Inc., issued December 8, 1998
                                                                                             4,999
           Existing common share capital of Pageant Technologies Inc., January 11, 1999
                                                                                             5,000
           Value of net assets of Micromem Technologies Inc., (note 1(a)(iv))              602,073
           Excess of deemed consideration over net assets of Micromem                      (52,933)
                                                                                           -------
           Share capital of Micromem Technologies Inc., January 11, 1999                   554,140
           Exercise of common share purchase warrants for cash                             118,544
                                                                                          --------
           Common share capital, April 30, 1999                                           $672,684
                                                                                          ========

           As a result of the business combination, Pageant Technologies Inc., became a wholly-owned subsidiary of Micromem Technologies Inc. For accounting purposes, at January 11, 1999, the outstanding shares of Micromem Technologies Inc., the continuing consolidated entity, consisted of the number of Micromem shares issued to that date with an assigned value equal to the share capital of the continuing consolidated entity at that date as computed above. As a result, the number of outstanding shares of Micromem are as follows:

                           MICROMEM TECHNOLOGIES INC.
                    (FORMERLY AVANTICORP INTERNATIONAL INC.)

                           A DEVELOPMENT STATE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      (Expressed in United States Dollars)

                                 APRIL 30, 1999
                                   (Unaudited)

7.     Share capital, continued

          Existing outstanding common shares of Micromem, October 31, 1998                                   3,490,646
          Exercise of Director's stock options                                                                 490,000
          Existing common share capital of Micromem Technologies Inc., January 11, 1999                      3,980,646
          Common shares issued to effect the business combination with Pageant
              Technologies Inc.                                                                             32,000,000
          Exercise of common share purchase warrants for cash                                                   87,500
                                                                                                           -----------
          Outstanding common shares, April 30, 1999                                                         36,068,146
                                                                                                           ===========

       c) An option is outstanding on 1,000,000 shares of the company's capital at $3.00 per share, exercisable on or before January 25, 2009.

       d) Common share purchase warrants:

           As part of the purchase consideration of Pageant Technologies Inc., 1,000,000 common share purchase warrants exercisable on a one-for-one basis were issued. Out of this total, 912,500 are outstanding at April 30, 1999 and are exercisable at a price of Cdn$2.00 per share through January 11, 2000 and Cdn$2.30 from January 12, 2000 through January 12, 2001. The warrants expire on January 12, 2001.

8.     Commitments

       The minimum annual future lease commitments of the Company for its office premises under non-cancellable operating leases are as follows:

                             1999                  $ 12,519
                             2000                  $ 18,771
       The agreement with the University of Utah for the research and development work provided for an expenditure commitment of $282,549. At April 30, 1999, the Company had advanced a total of $264,396.

9.     Related party transactions

       In the normal course of business, the Company enters into transactions with companies under common control on terms similar to those offered to non-related parties. Such items are measured at agreed upon exchange amounts, and included in the consolidated financial statements as follows:

                                                    April 30,        April 30,
                                                      1999             1998
        Shareholder loan                           $  788,284       $  439,279
        Compensation and Accounts payable          $1,268,387       $       --
        Other receivables                          $   30,315       $       --
        Interest expense                           $    2,356       $       --

       On January 29, 1999 and March 10, 1999, the Company entered into two consulting agreements with two companies that are controlled by the Chairman and the President respectively.

                           MICROMEM TECHNOLOGIES INC.
                    (FORMERLY AVANTICORP INTERNATIONAL INC.)

                           A DEVELOPMENT STAGE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      (Expressed in United States Dollars)

                                 APRIL 30, 1999
                                   (Unaudited)

9.     Related party transactions, continued

       For the services contracted for, the companies will be paid fees on a quarterly basis, in form of cash or common shares, at the option of Micromem, under the agreement. If Micromem elects to pay the fees through quarterly issuances of common shares, then the number of shares to be issued to the companies, quarterly, would be calculated as the product of 0.3125% of the simple average of number of shares of Micromem that were outstanding on the last day of each month during the quarter. If Micromem elects to pay the fees through quarterly cash payments, then the amount of such fees would be calculated as the product of 0.3125% of the average outstanding multiplied by a simple average of the daily close price of Micromem's common shares during the quarter.

       The amount has been accrued for assuming that the Company will issue shares at $1,268,387, subject to the approval of shareholders.

       On January 25, 1999, as part of a compensation package, the Company granted the Chairman options to purchase, prior to January 25, 2009, up to 1,000,000 common shares at the prevailing market price per share of $3.00 pursuant to the Micromem Technologies Inc. 1999 stock option plan.

       The receivable of $30,315 represents an amount due from Clear Blue Laboratories, Inc., is a related party by virtue of its control by a principal shareholder, and is in respect of sharing of office costs.

       The Chairman of the Company advances funds periodically to meet the cash flow requirements of the Company. Such loans bear interest at 10% per annum ($2,356) and do not have fixed repayment periods. Of the shareholder advances as of April 30, 1999, $202,356 relates to an advance from the Chairman and $585,928 to an advance from a shareholder which is interest free, unsecured and no fixed repayment date.

        There are no related party transactions that are measured at the carrying amounts of the goods and services.

10.    Income tax information

       The Company has mineral exploration and development expenses of $233,000 available for carry forward indefinitely against future taxable income. Operating losses total $1,805,000 and expire as to $27,000 in 2000, $100,000 in 2001, $5,000 in 2003, $51,000 in 2004, $59,000 in 2005 and
       $1,563,000 in 2006. Operating losses can be carried back three years and forward seven years against taxable income.

11.    Uncertainty due to the Year 2000 issue

       The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                           MICROMEM TECHNOLOGIES INC.
                    (FORMERLY AVANTICORP INTERNATIONAL INC.)

                           A DEVELOPMENT STAGE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      (Expressed in United States Dollars)

                                 APRIL 30, 1999
                                   (Unaudited)

12.    Reconciliation between Canadian GAAP and U.S. GAAP

       The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted ("GAAP") in Canada which, in the case of the Company, conform in all material respects with those in the United States.

       The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees". Accordingly, compensation expense has been recognized, at the date of option grants or when the option shares are earned based on the quoted market price of the stock, in the consolidated statement of operations and deficit.

       The Company qualifies as a development stage enterprise as defined in SFAS No. 7. The financial statements have been prepared to include the additional information as required to be disclosed by SFAS No. 7.

       The Company's comprehensive income as determined under SFAS No. 130 would not differ from net loss as shown above for all periods presented.

       There are no differences in cash used in operating, investing and financing activities as reported and as per U.S. GAAP.

       There are no differences in shareholders' equity as reported and per U.S. GAAP.

                                                                         April 30,     April 30,
                                                                           1999          1998
Net loss as reported and as per U.S. GAAP                               $ 2,024,803   $   260,260
                                                                        ===========   ===========
Net loss per share - basic                                              $      0.06   $      0.01
                                                                        ===========   ===========
Net loss per share - diluted                                            $      0.06   $      0.01
                                                                        ===========   ===========
Weighted average shares                                                  34,433,680    32,014,503
Plus:  Incremental shares from assumed conversion of warrants             1,539,218       985,497
                                                                        -----------   -----------
Adjusted weighted average shares                                         35,972,898    33,000,000
                                                                        ===========   ===========

       The above incremental shares from assumed conversion of warrants have been excluded from the calculation of the diluted loss per share because to do so would be antidilutive for the periods presented.

       Income taxes

       The Company follows the "deferral method" of accounting for deferred income taxes, pursuant to which the Company records deferred taxes on "timing differences" (differences between accounting and tax treatment of certain revenues and expenses), using tax rates effective for the year in which the timing differences arise. In addition, the company did not recognize future tax benefits in connection with provisions for loss of $1,381,000 recorded in Micromem Technologies Inc. and $3,000 recorded in Pageant Technologies (USA) Inc., because, under Canadian GAAP, the Company did not have virtual certainty that it would realize these tax benefits prior to their expiry.

                           MICROMEM TECHNOLOGIES INC.
                    (FORMERLY AVANTICORP INTERNATIONAL INC.)

                           A DEVELOPMENT STAGE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      (Expressed in United States Dollars)

                                 APRIL 30, 1999
                                   (Unaudited)

12.    Reconciliation between Canadian GAAP and U.S. GAAP, continued

       Under U.S. GAAP, the Company is required to use the "asset and liability method" of accounting for deferred taxes, which gives recognition to deferred taxes on all "temporary differences" (differences between accounting basis and tax basis of the Company's assets and liabilities) using currently enacted tax rates. In addition, U.S. GAAP requires the Company to record all deferred tax assets, including the future tax benefits of losses carried forward. The Company is then required to record a "valuation allowance" for any deferred tax assets where it is more likely than not that the asset will not be realized.

       The Company has not recorded any deferred tax asset or liability, as it believes that it does not meet the test of certainty under Canadian GAAP or the "more likely than not" test under U.S. GAAP. See detailed schedule below:

                                                                       (Deductible)      (Deductible)
                                                                        Temporary         Temporary
                                            Carrying                    Difference        Difference
                                             Amount        Tax Basis        1999          1998
Cash                                       $   190,595    $   190,595   $        --    $        --
Deposits and other receivables                  77,841         77,841            --             --
Deferred exploration                                --        232,963      (232,963)      (236,238)
Unused non capital tax losses                       --      1,805,176    (1,805,176)      (202,442)
Unused capital tax losses                           --        200,111      (200,111)       (44,516)
Prepaid expenses                                 2,497          2,497            --             --
Investments in other companies                  47,152        875,657      (828,505)    (1,186,936)
Patents and logos                               13,624         13,624            --             --
Capital assets                                  53,193         61,929        (8,736)            --
                                           -----------    -----------   -----------    -----------
Total assets                               $   384,902    $ 3,460,393   $(3,075,491)   $(1,670,132)
                                           ===========    ===========   ===========    ===========
Accounts payable and accrued liabilities   $ 1,449,729    $ 1,449,729   $        --    $        --
Shareholder loan                               788,284        788,284            --             --
                                           -----------    -----------   -----------    -----------
Total liabilities                            2,238,013      2,238,013            --             --
                                           -----------    -----------   -----------    -----------
Share capital                                  672,684        672,684            --             --
Retained earnings                           (2,525,795)       549,696            --             --
                                           -----------    -----------   -----------    -----------
Total equity                                (1,853,111)     1,222,380            --             --
                                           -----------    -----------   -----------    -----------
Total                                      $   384,902    $ 3,460,393   $        --    $        --
                                           ===========    ===========   ===========    ===========
Future tax asset                           $(3,075,491)   Tax rate 45%  $(1,383,971)   $  (751,559)
                                           ===========                  ===========    ===========
Valuation allowance                                                     $ 1,383,971    $   751,559
                                                                        ===========    ===========
Net future (tax asset)/liability                                        $        --    $        --
                                                                        ===========    ===========

                           MICROMEM TECHNOLOGIES INC.
                    (FORMERLY AVANTICORP INTERNATIONAL INC.)

                           A DEVELOPMENT STAGE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      (Expressed in United States Dollars)

                                 APRIL 30, 1999
                                   (Unaudited)

13.    Subsequent events

       a) In May 1999, the Company issued 350,000 common shares for $1,050,000 pursuant to a private placement agreement.

       b) In September 1999, a subsidiary of the Company received confirmation that an amount of $586,669 previously reported as a loan from its former parent company had been forgiven, and would be treated as contributed surplus.

                          AVANTICORP INTERNATIONAL INC.

                              FINANCIAL STATEMENTS
                        (Expressed in Canadian Currency)

                         OCTOBER 31, 1998, 1997 AND 1996

                               DAVID J. HENDERSON
                                   Suite 1710
                              150 King Street West
                                Toronto, Ontario
                                     M5H 3S5




                                AUDITOR'S REPORT



To the Directors,
Avanticorp International Inc.

                  I have audited the balance sheets of Avanticorp International Inc. as at October 31, 1998, 1997 and 1996 and the statements of operations and deficit and changes in cash position for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

                  I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

                  In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 1998, 1997 and 1996 and the results of its operations and the changes in its cash position for the years then ended in accordance with generally accepted accounting principles.



Toronto, Canada
June 28, 1999, except as to
Notes 2, 3, 6 and 10 which are
as of November 15, 1999.                                   Chartered Accountant.


                    AVANTICORP INTERNATIONAL INC.

                           BALANCE SHEETS
                  (Expressed in Canadian Currency)
                                                                                                    October 31,
                                                                                    1998                1997              1996
                                                                                    ----                ----              ----
                               ASSETS
Current assets
   Cash                                                                           $     8,394        $     1,312        $     4,291
   Accounts receivable                                                                  1,590                688             25,672
                                                                                  -----------        -----------        -----------
                                                                                        9,984              2,000             29,963
Investments in other companies (note 2)                                               342,000            485,865          1,725,494

Mineral exploration properties                                                              -                  2                  3
                                                                                  ------------       -----------        -----------
                                                                                  $   351,984        $   487,867        $ 1,755,460
                                                                                  ===========        ===========        ===========
                             LIABILITIES
Current liabilities
   Accounts payable and accrued liabilities                                       $   129,186        $    81,482        $    58,957
   Notes payable (note 3)                                                             119,752            192,043            218,702
                                                                                  -----------        -----------        -----------
                                                                                      248,938            273,525            277,659
                                                                                  -----------        -----------        -----------
                        SHAREHOLDERS' EQUITY

Share capital (note 4)
   Authorized
       Unlimited number of common shares
       2,000,000 special, redeemable, voting preference shares
   Issued
       3,490,646 common shares                                                      2,853,569          2,743,471          2,692,471
Deficit                                                                            (2,750,523)        (2,529,129)        (1,214,670)
                                                                                  -----------        -----------        -----------
                                                                                      103,046            214,342          1,477,801
                                                                                  -----------        -----------        -----------
                                                                                  $   351,984        $   487,867        $ 1,755,460
                                                                                  ===========        ===========        ===========
Approved by the Board:

S. Fuda, Director

R.J. McGroarty, Director


                    AVANTICORP INTERNATIONAL INC.
                STATEMENTS OF OPERATIONS AND DEFICIT
                  (Expressed in Canadian Currency)
                                                                                      Years ended
                                                                                      October 31,
                                                                          1998            1997              1996
                                                                          ----            ----              ----
Revenue                                                              $         -      $         -       $        -
Expenses
   Administration and general                                             80,938           63,285           47,103
   Interest                                                                5,573           11,544           11,528
                                                                       ---------      -----------       ----------
                                                                          86,511           74,829           58,631
                                                                       ---------      -----------       ----------
Operating loss                                                            86,511           74,829           58,631
Investments in other companies written down                              119,295        1,239,629                -
Loss (gain) on sale of investments in other companies                     15,586                -         (127,280)
Mineral exploration properties written off
                                                                               2                1                -
                                                                       ---------      -----------      -----------
Net loss                                                                 221,394        1,314,459          (68,649)
Deficit, beginning of the year                                         2,529,129        1,214,670        1,283,319
                                                                     -----------      -----------      -----------
Deficit, end of the year                                             $ 2,750,523      $ 2,529,129      $ 1,214,670
                                                                     ===========      ===========      ===========
Net loss (income) per share - basic and diluted                      $      0.07      $      0.45      $     (0.03)
                                                                     ===========      ===========      ===========

                    AVANTICORP INTERNATIONAL INC.
               STATEMENTS OF CHANGES IN CASH POSITION
                  (Expressed in Canadian Currency)

                                                                                                     Years ended
                                                                                                     October 31,
                                                                                     1998               1997                 1996
                                                                                     ----               ----                 ----
Cash resources provided by (used in)
   Operating activities
       Operating loss                                                             $ (86,511)          $ (74,829)          $ (58,631)
       Change in non-cash working capital
          (Increase) decrease in accounts receivable                                   (902)             24,984               2,812

          Increase (decrease) in accounts payable and
             accrued liabilities                                                     47,704              22,525             (81,992)
                                                                                  ---------           ---------           ---------
                                                                                    (39,709)            (27,320)           (137,811)
                                                                                  ---------           ---------           ---------
   Investing activities
       Investments in other companies
          Purchases                                                                    --                  --              (189,817)

          Disposals                                                                   8,984                --               212,484
                                                                                  ---------           ---------           ---------
                                                                                      8,984                --                22,667
                                                                                  ---------           ---------           ---------
   Financing activities
       Issue of common shares                                                       110,098              51,000              81,600
       Increase (decrease) in notes payable                                         (72,291)            (26,659)             36,202
                                                                                  ---------           ---------           ---------
                                                                                     37,807              24,341             117,802
                                                                                  ---------           ---------           ---------
Increase (decrease) in cash                                                           7,082              (2,979)              2,658
Cash, beginning of the year                                                           1,312               4,291               1,633
                                                                                  ---------           ---------           ---------
Cash, end of the year                                                             $   8,394           $   1,312           $   4,291
                                                                                  =========           =========           =========

                          AVANTICORP INTERNATIONAL INC.

                          NOTES TO FINANCIAL STATEMENTS

                        (Expressed in Canadian Currency)

                                OCTOBER 31, 1998


Avanticorp International Inc. is a corporation incorporated under the laws of the Province of Ontario, Canada and was formed to engage in the business of both mineral and oil and gas exploration and development.

1.     Significant accounting policies

       The accompanying financial statements have been prepared in accordance with generally accepted accounting principles as promulgated by The Canadian Institute of Chartered Accountants.

       The significant policies used in the preparation of these financial statements conform in all material respects, to generally accepted accounting principles. These are as follows:

       a)  Foreign currency translation

           All amounts are stated in Canadian dollars. Assets and liabilities in foreign currencies are translated into Canadian dollars at period-end exchange rates. The resulting net charge or credit is included in the operating results for the period. Revenues and expenses are translated to Canadian dollars at the prevailing exchange rates at the date of the transactions.

       b)  Investments

           Investments are carried at cost. A write down of the carrying value is charged against income when evidence indicates a decline in the underlying value and earning power of an individual investment is other than temporary. Realized gains and losses are included in investment and other income.

       c)  Transactions with related parties

           Transactions with related parties are measured at the carrying amounts of the goods and services being exchanged, unless such transactions are determined to be in the normal course of operations, in which case, they are recorded at the agreed upon exchange amount.

       d)  Cash flow statements

           The Company adopted the Canadian Institute of Chartered Accountants Hand Book Section 1540, "Cash Flow Statements" for its financial statements. Under the new Hand Book Section, the definition of cash equivalents is changed to short-term, highly liquid investments with maturities of three months or less when purchased, that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Cash and cash equivalents are reconciled to the balance sheet; and non-cash items are excluded from the cash flow statement.

       e)  Income taxes

           The Company follows the tax allocation basis of accounting for income taxes whereby income taxes deferred to future years as a result of timing differences between accounting income and income for tax purposes are recorded as deferred income taxes.

       f)  Measurement of uncertainty

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

                          AVANTICORP INTERNATIONAL INC.

                          NOTES TO FINANCIAL STATEMENTS
                        (Expressed in Canadian Currency)

                                OCTOBER 31, 1998

2. Investments in other companies - at cost less amounts written off

                                   Quoted                       Quoted                     Quoted
                                   Market        Carrying       Market      Carrying       Market       Carrying
                                   Value           Value        Value         Value        Value          Value
                                   1998            1998         1997          1997         1996           1996
                                   ----            ----         ----          ----         ----           ----
Alliance Resources
PLC
    450,000 shares              $  162,000    $  162,000    $  281,295    $  281,295     $       *    $1,274,877
Ontex Resources
Limited
    600,000 shares                 294,000       180,000       222,000       180,000       150,000       180,000
Castello Casino
Corp.
    122,850 shares                      --            --            --        24,570       270,270       270,617
                                ----------    ----------    ----------    ----------    ----------    ----------
                                        --            --        24,570        24,570      270,270        270,617
                                ----------    ----------    ----------    ----------    ----------    ----------
                                $  456,000    $  342,000    $  527,865    $  485,865    $  420,270    $1,725,494
                                ==========    ==========    ==========    ==========    ==========    ==========

       * The shares of Alliance were suspended from trading on the London Stock Exchange on August 13, 1996 at which time the quoted market value was $858,600.

       Reconciliation of change in carrying value of investments between 1995 and 1998:

                                                                                 Carrying       Adjustment      Per U.S.
                                                                                    Value          **             GAAP

      Balance, October 31, 1995                                                 $ 1,620,881
      Proceeds from sale of Castello Casino Corp. - 172,000 shares                 (212,484)
      Realized gain on sale of Castello Casino Corp. - 172,000 shares               127,280
      Purchase of Castello Casino Corp. - 153,000 shares                            189,817
                                                                                 ----------
      Balance, October 31, 1996                                                  1,725,494       $      -      $ 1,725,494
      Write down of Alliance Resources PLC, October 31, 1997                      (993,583)
      Write down of Castello Casino Corp., October 31, 1997                       (246,046)
                                                                                 ----------
      Balance, October 31, 1997                                                    485,865                         515,265
                                                                                    29,400
      Write down of Alliance Resources PLC, October 31, l998                      (119,295)
      Proceeds from sale of Castello Casino Corp., June 24, 1998
         122,850 shares                                                             (8,984)
      Realized loss on sale of Castello Casino Corp.                               (15,586)
                                                                                 ----------
      Balance, October 31, 1998 as reported                                     $  342,000         79,800          421,800
                                                                                 ==========

       The loss on sale relates to losses incurred on the sale of 122,850 Castello Casino Corp. shares. The company has written down its investments in Alliance Resources PLC to quoted market prices at October 31, 1998 due to "other than temporary" decline in value of the investment.

       **  Net unrealized gains on Ontex Resources Limited (note 10)

                          AVANTICORP INTERNATIONAL INC.

                          NOTES TO FINANCIAL STATEMENTS
                        (Expressed in Canadian Currency)

                                OCTOBER 31, 1998

3.     Notes payable

       Notes payable are due on demand and bear interest at 8% per annum.

       These notes payable are as follows:

                                                                            1998             1997              1996
                                                                            ----             ----              ----
          Note 1                       From third party                  $ 107,000        $ 153,083         $ 169,783
          Note 2                       From related party - note 6          10,110            7,682                 -
          Note 3                       From related party - note 6           2,642           31,278            48,919
                                                                         ---------        ---------         ---------
                                                                         $ 119,752        $ 192,043         $ 218,702
                                                                         =========        =========         =========

       These notes and related interest were repaid on November 23, 1998.

4.     Share capital

       a)  Authorized:  unlimited number of common shares without par value.

       b) Issued and outstanding:

          The Company issued common shares as follows:   Shares         Capital
          Balance, October 31, 1995                     2,555,646    $ 2,610,871
          Exercise of directors' stock options            170,000         81,600
                                                        ---------    -----------
          Balance, October 31, 1996                     2,725,646      2,692,471
          Exercise of directors' stock options            255,000         51,000
                                                        ---------    -----------
          Balance, October 31, 1997                     2,980,646      2,743,471
          Exercise of directors' options                  510,000        110,098
                                                        ---------    -----------
          Balance, October 31, 1998                     3,490,646    $ 2,853,569
                                                        =========    ===========
       c) Stock options:

           Pursuant to the Company's Incentive Stock Option Plan, directors' options are outstanding on 490,000 shares at U.S.$0.66 exercisable over a period of two years from September 15, 1998. No compensation expense was recognized on the granting of these options.

5.    Financial instruments

       The carrying value of cash, accounts receivable and accounts payable and accrued liabilities reflected in the balance sheet approximate their respective fair values. The fair values of investments in other companies are assumed to approximate quoted market values, as disclosed in note 2.

                          AVANTICORP INTERNATIONAL INC.

                          NOTES TO FINANCIAL STATEMENTS
                        (Expressed in Canadian Currency)

                                OCTOBER 31, 1998

6.    Related party transactions

      In the normal course of business, the Company enters into transactions with companies under common control on terms similar to those offered to non-related parties. Such items are included in the financial statements as follows:

                                Carrying Value   Carrying Value   Carrying Value
                                     1998            1997               1996
                                     ----            ----               ----
     a)     Investments in other
            companies              $ 180,000      $ 180,000        $ 180,000

     b)     Notes payable             12,752         38,960           48,919
     a) The investments in other companies of $180,000 represents the carrying value of Ontex Resources Limited.

           The Ontex investment was a related party investment. Sam Fuda, Chairman of the Board of Directors of the Company, served as President and Chief Executive Officer of Ontex from 1986 to December 1998, and has served as Chairman of the Board of Ontex since that date. Ross McGroarty, Executive Vice President and Secretary, and a Director of the Company, has been a director of Ontex since 1988.

      b) The notes payable from related parties are as follows:

                           1998      1997    1996
                           ----      ----    ----
Giomardi Holdings Inc.  $  2,642   $31,278   $48,919   Family trust with
                                                       discretionary powers with
                                                       Mr. Sam Fuda
Agamete Group             10,110     7,682        --   Mr. Ross McGroarty is
                                                       president of the company
                        --------   -------   -------
                         $12,752   $38,960   $48,919
                        ========   =======   =======

7.   Income tax information

      As of October 31, 1998, the Company has mineral exploration and development expenses of $339,000 available for carry forward indefinitely against future taxable income. Operating losses total $353,000 and expire as to $39,000 in 2000, $146,000 in 2001, $7,000 in 2003, $75,000 in 2004
      and $86,000 in 2005. Operating losses can be carried back three years and forward seven years against taxable income.

8.     Events subsequent to October 31, 1998

       a) The Company sold 275,000 shares of Ontex Resources Limited for
$232,150.

       b) The balances due on notes payable in the total amount of $119,752 at October 31, 1998 were repaid.

       c) By Articles of Amendment dated January 14, 1999, the Company changed its name to Micromem Technologies Inc.

       d) On January 11, 1999, the Company acquired all the shares of Pageant Technologies Inc., a Turks and Caicos Islands, British West Indies corporation by the issue of 32,000,000 shares of its capital and 1,000,000 share purchase warrants. The share purchase warrants could be exercised during a period of two years from the issue date. The exercise price would be $2.00 per share during the first twelve months of the period or $2.30 per share during the second twelve months.

                          AVANTICORP INTERNATIONAL INC.

                          NOTES TO FINANCIAL STATEMENTS
                        (Expressed in Canadian Currency)

                                OCTOBER 31, 1998

9.     Uncertainty due to the Year 2000 issue

       The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

10.    Reconciliation between Canadian GAAP and U.S. GAAP

       The only difference between Canadian and U.S. GAAP for the presentation of the balance sheets and statements of operations and deficit of these accompanying financial statements is as follows:

                                                 1998        1997        1996
      Shareholders' equity, as reported        $ 103,046   $214,342   $1,477,801
      Net unrealized gains in investments
     (net of estimated tax)                       79,800     29,400            -
                                               ---------   --------   ----------
      Shareholders' equity as per U.S. GAAP    $ 182,846   $243,742   $1,477,801
                                               =========   ========   ==========

       The net unrealized gains in investments relate to the company's holding of 600,000 shares of Ontex Resources. The net unrealized gains are not recognized in the financial statements under Canadian GAAP. Under U.S. GAAP, per SFAS 115, the unrealized gain in investments is excluded from earnings and reported as a net amount in a separate component of shareholders' equity.

                                               1998        1997         1996
                                               ----        ----         ----
      Net loss (income) for the period as
         reported and per U.S. GAAP         $  221,394   $1,314,459  $  (68,649)
                                            ==========   ==========  ===========
      Net loss (income) per share - basic   $     0.07   $     0.45  $    (0.03)
                                            ===========  =========== ===========
      Net loss (income) per share - diluted $     0.07   $     0.45  $    (0.03)
                                            ===========  =========== ===========
      Weighted average shares                3,301,084    2,902,399   2,669,289
      Plus: Incremental shares from assumed
         conversion of options                 253,535       45,959      56,357
                                            ----------   ----------  -----------
      Adjusted weighted average shares       3,554,619    2,948,358   2.725,646
                                            ==========   ==========  ===========

       The above incremental shares from assumed conversion of options have been excluded from the calculation of the diluted loss per share for the years 1998 and 1997 because to do so would be antidilutive for the periods presented.

       The Company follows the "deferral method" of accounting for deferred income taxes, pursuant to which the Company records deferred taxes on "timing differences" (differences between accounting and tax treatment of certain revenues and expenses), using tax rates effective for the year in which the timing differences arise. In addition, the company did not recognize future tax benefits in connection with provisions for loss of $871,000 recorded in Micromem Technologies Inc., because, under Canadian GAAP, the Company did not have virtual certainty that it would realize these tax benefits prior to their expiry.

                          AVANTICORP INTERNATIONAL INC.

                          NOTES TO FINANCIAL STATEMENTS
                        (Expressed in Canadian Currency)

                                OCTOBER 31, 1998

       10. Reconciliation between Canadian GAAP and U.S. GAAP, continued

       Under U.S. GAAP, the Company is required to use the "asset and liability method" of accounting for deferred taxes, which gives recognition to deferred taxes on all "temporary differences" (differences between accounting basis and tax basis of the Company's assets and liabilities) using currently enacted tax rates. In addition, U.S. GAAP requires the Company to record all deferred tax assets, including the future tax benefits of losses carried forward. The Company is then required to record a "valuation allowance" for any deferred tax assets where it is more likely than not that the asset will not be realized.

       The Company has not recorded any deferred tax asset or liability, as it believes that it does not meet the test of certainty under Canadian GAAP or the "more likely than not" test under U.S. GAAP. See detailed schedule below:

                                           1998                          1997         1996
                                                       (Deductible)   (Deductible)  (Deductible)
                           Carrying                      Temporary     Temporary     Temporary
                            Amount        Tax Basis     Difference     Difference    Difference
                            ------        ---------     ----------     ----------    ----------

Cash                     $     8,394    $     8,394   $      --      $      --      $      --
Accounts receivable            1,590          1,590          --             --             --
Deferred exploration            --          339,427      (339,427)      (339,427)      (339,427)
Unused non capital tax
   losses                       --          353,107      (353,107)      (290,869)      (216,040)
Unused capital tax
   losses                       --          374,104      (374,104)       (63,962)       (63,962)
Investments in other
   companies                 342,000      1,764,111    (1,422,111)    (1,705,390)      (465,761)
                         -----------    -----------   -----------    -----------    -----------
Total assets             $   351,984    $ 2,840,733   $(2,488,749)   $(2,399,648)   $(1,085,190)
                         ===========    ===========   ===========    ===========    ===========
Accounts payable and
   accrued liabilities   $   129,186    $   129,186   $      --      $      --      $      --
Notes payable                119,752        119,752          --             --             --
                         -----------    -----------    -----------    -----------   -----------
Total liabilities            248,938        248,938          --             --             --
                         -----------    -----------    -----------   -----------    -----------
Share capital              2,853,569      2,853,569          --             --             --
Retained earnings         (2,750,523)      (261,774)         --             --             --
                         -----------    -----------    -----------   -----------    -----------
Total equity                 103,046      2,591,795          --             --             --
                         -----------    -----------    -----------   -----------    -----------
Total                    $   351,984    $ 2,840,733          --             --             --
                         ===========    ===========   ===========    ===========    ===========
Future tax asset         $(2,488,749)   Tax rate 45%  $(1,119,937)   $(1,079,842)   $  (488,335)
                         ===========                  -----------    -----------    -----------
Valuation allowance                                   $ 1,119,937    $ 1,079,842    $   488,335
                                                      ===========    ===========    ===========
Net future tax
   (asset)/liability                                  $      --      $      --      $      --
                                                      ===========    ===========    ===========

                           MICROMEM TECHNOLOGIES INC.

                    (FORMERLY AVANTICORP INTERNATIONAL INC.)

            PRO-FORMA CONSOLIDATED FINANCIAL STATEMENT OF OPERATIONS
                      (Expressed in United States Dollars)

                       FOR THE PERIOD ENDED APRIL 30, 1999

                                   (Unaudited)

--------------------------------------------------------------------------------
                           MICROMEM TECHNOLOGIES INC.
                    (FORMERLY AVANTICORP INTERNATIONAL INC.)

                 PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                      (Expressed in United States Dollars)

                       FOR THE PERIOD ENDED APRIL 30, 1999
                                   (Unaudited)

                                                                 Pro-forma
                                                                 adjustment
                                                     1999         (Note 4)
Revenue
Interest earned                                 $     1,156   $        --   $     1,156
                                                -----------   -----------   -----------
Costs and expenses
Travel and entertainment                             59,440         6,940        66,380
Professional fees                                   146,412        50,291       196,703
Wages and salaries                                   94,778         7,518       102,296
Compensation                                      1,268,387            --     1,268,387
Administration expenses                              74,220        79,258       153,478
Development expenses                                264,396            --       264,396
Unrealized loss on foreign exchange                  19,867            --        19,867
Amortization                                          5,425            --         5,425
Loss on sale of investment in other companies        54,606            --        54,606
Write down of investment                             36,072            --        36,072
Interest expense                                      2,356            --         2,356
                                                -----------   -----------   -----------
                                                  2,025,959       144,007   $ 2,169,966
                                                -----------   -----------   -----------
Net  loss                                       $ 2,024,803   $   144,007   $ 2,168,810
                                                ===========   ===========   ===========

Net loss per share - basic and diluted                                             0.06
                                                                            ===========
Weighted average shares                                                      34,433,680
                                                                            ===========

                           MICROMEM TECHNOLOGIES INC.

                    (FORMERLY AVANTICORP INTERNATIONAL INC.)

           NOTES TO THE PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      (Expressed in United States Dollars)

                                 APRIL 30, 1999

                                   (Unaudited)


1.     Basis of preparation

       The pro-forma consolidated statement of operations of Micromem Technologies Inc. ("Micromem" or the "Company") (formerly Avanticorp International Inc.) has been prepared in accordance with generally accepted accounting principles in Canada and reflects the acquisition by Micromem of all of the issued and outstanding shares of Pageant Technologies Inc. ("Pageant").

       In compiling the pro-forma consolidated statement of operations, we have used the historical information from the unaudited financial statements of Micromem Technologies Inc. as at and for the period ended April 30, 1999. Historical information from the operations of Avanticorp International Inc. have been converted to United States dollars at the rate of exchange prevailing at the date of each transaction.

       The pro-forma consolidated statement of operations should be read in conjunction with such financial statements, including the notes thereto.

       The pro-forma consolidated statement of operations has been prepared assuming the acquisition of Pageant occurred on November 1, l998. The pro-forma consolidated statement of income may not be indicative of the results that actually would have occurred if the acquisition had taken place on the date indicated, or the results which may be obtained in the future.

2.     Foreign currency translation

       Transactions in foreign currencies have been converted to United States dollars at the rate of exchange prevailing at date of each transaction. Assets and liabilities denominated in foreign currencies are converted into United States dollars at the rate of exchange prevailing at April 30, 1999. The resulting translation gains or losses are included in the determination of net earnings.

3.     Acquisition of Pageant

       On January 11, 1999, Micromem issued 32 million common shares and 1 million warrants to acquire all of the issued and outstanding shares of Pageant. As a result of this transaction, the shareholders of Pageant owned 88.9% of the outstanding shares of Micromem and, accordingly, the purchase of Pageant by Micromem, is accounted for as a reverse takeover transaction under generally accepted accounting principles.

4.     Pro-forma adjustment

       To record the expenses relating to the period from November 1, 1998 to January 10, 1999 of Avanticorp International Inc.

                           MICROMEM TECHNOLOGIES INC.
                    (FORMERLY AVANTICORP INTERNATIONAL INC.)

           NOTES TO THE PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      (Expressed in United States Dollars)

                                 APRIL 30, 1999
                                   (Unaudited)


5.     Reconciliation between Canadian GAAP and U.S. GAAP

       The Company's pro-forma consolidated statement of operations has been prepared in accordance with accounting principles generally accepted ("GAAP") in Canada which, in the case of the Company, conform in all material respects with those of the United States.

       The cumulative effect of adjustments on the pro-forma net loss of the Company is as follows:

       Pro-forma net loss as reported and as per U.S. GAAP      $   2,168,810
                                                                =============
       Weighted average shares                                     34,433,680

       Plus:  Incremental shares from assumed conversion
              of warrants                                           1,539,218
       Adjusted weighted average shares                            35,972,898
                                                                =============

         The above incremental shares from assumed conversion of warrants have been excluded from the calculation of the diluted loss per share because to do so would be antidilutive for the periods presented.

                           MICROMEM TECHNOLOGIES INC.

                    (FORMERLY AVANTICORP INTERNATIONAL INC.)

            PRO-FORMA CONSOLIDATED FINANCIAL STATEMENT OF OPERATIONS
                      (Expressed in United States Dollars)

                      FOR THE PERIOD ENDED OCTOBER 31, 1998

                                   (Unaudited)

                           MICROMEM TECHNOLOGIES INC.
                    (FORMERLY AVANTICORP INTERNATIONAL INC.)

                 PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                      (Expressed in United States Dollars)

                      FOR THE PERIOD ENDED OCTOBER 31, 1998
                                   (Unaudited)

                                                                      Pro-forma
                                                                      adjustment
                                          Avanti         Pageant       (Note 4)    Pro-forma
Revenue
  Interest income                        $        --   $     2,571   $        --   $     2,571
  Investment income                               --            --            --            --
                                         -----------   -----------   -----------   -----------
                                                  --         2,571            --         2,571
                                         -----------   -----------   -----------   -----------
Costs and expenses
  Administration and development
  expenses                                    60,082       497,562        52,933       610,577
Loss on sale of investment in other
  companies                                   10,824            --            --        10,824
  Write down of investment                    82,850            --            --        82,850
  Amortization                                    --         4,751            --         4,751
                                         -----------   -----------   -----------   -----------
                                             153,756       502,313        52,933       709,002
                                         -----------   -----------   -----------   -----------
Net loss                                 $   153,756   $   499,742   $    52,933   $   706,431
                                         ===========   ===========   ===========   ===========
Net loss per share - basic and diluted                                             $      0.02
                                                                                   ===========
Weighted average shares                                                             35,301,084
                                                                                   ===========

                           MICROMEM TECHNOLOGIES INC.

                    (FORMERLY AVANTICORP INTERNATIONAL INC.)

           NOTES TO THE PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      (Expressed in United States Dollars)

                                OCTOBER 31, 1998

                                   (Unaudited)


1.     Basis of preparation

       The pro-forma consolidated statement of operations of Micromem Technologies Inc. ("Micromem" or the "Company") (formerly Avanticorp International Inc.) has been prepared in accordance with generally accepted accounting principles in Canada and reflects the acquisition by Micromem of all of the issued and outstanding shares of Pageant Technologies Inc. ("Pageant").

       In compiling the pro-forma consolidated statement of operations, the following historical information was used:

       (a) The audited financial statements of Avanticorp International Inc. as at and for the year ended October 31, 1998 which have been converted to U.S. dollars at the rate of exchange prevailing at the date of each transaction; and

       b) The audited consolidated financial statements of Pageant Technologies Incorporated as at and for the period from September 3, 1997 to October 31, 1998. As the results of operations for the period from September 3, 1997, the date of inception, through October 31, 1997 was not significant, these results were combined with the data for the year ended October 31, 1998.

       The pro-forma consolidated statement of operations should be read in conjunction with such financial statements, including the notes thereto.

       The pro-forma consolidated statement of operations has been prepared assuming the acquisition of Pageant occurred on September 3, 1997. The pro-forma consolidated statement of income may not be indicative of the results that actually would have occurred if the acquisition had taken place on the date indicated, or the results which may be obtained in the future.

2.     Foreign currency translation

       Transactions in foreign currencies have been converted to United States dollars at the rate of exchange prevailing at date of each transaction. Assets and liabilities denominated in foreign currencies are converted into United States dollars at the rate of exchange prevailing at October 31, 1998. The resulting translation gains or losses are included in the determination of net earnings.

3.     Acquisition of Pageant

       On January 11, 1999, Micromem issued 32 million common shares and 1 million warrants to acquire all of the issued and outstanding shares of Pageant. As a result of this transaction, the shareholders of Pageant owned 88.9% of the outstanding shares of Micromem and, accordingly, the purchase of Pageant by Micromem, is accounted for as a reverse takeover transaction under generally accepted accounting principles.

4.     Pro-forma adjustment

       To record the acquisition expenses relating to the transaction of $52,933.

                           MICROMEM TECHNOLOGIES INC.
                    (FORMERLY AVANTICORP INTERNATIONAL INC.)

           NOTES TO THE PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                      (Expressed in United States Dollars)

                                OCTOBER 31, 1998
                                   (Unaudited)


5.     Reconciliation between Canadian GAAP and U.S. GAAP

       The Company's pro-forma consolidated statement of operations has been prepared in accordance with accounting principles generally accepted ("GAAP") in Canada which, in the case of the Company, conform in all material respects with those of the United States.

       The cumulative effect of adjustments on the pro-forma net loss of the Company is as follows:

       Pro-forma net loss as reported and as per U.S. GAAP           $   706,431
                                                                      ==========
       Weighted average shares                                        35,301,084
       Plus:  Incremental shares from assumed conversion of options      253,535
                                                                      ----------
       Adjusted weighted average shares                               35,554,619

       The above incremental shares from assumed conversion of options have been excluded from the calculation of the diluted loss per share because to do so would be antidilutive for the periods presented.

       The pro-forma consolidated statement of operations of Avanticorp International Inc. and Pageant Technologies Inc. prepared as per Canadian GAAP conform in all material respects with those of the United States.

                                                                    ATTACHMENT B
                                                                    ------------

                                INDEX TO EXHIBITS

                                                                     Sequential
Number                        Exhibit                                Page Number
------                        -------                                -----------

1.1              Articles  of   Incorporation  as  currently  in         E-1
                 effect

1.2              By-Laws as currently in effect                          E-10

3.1              Letter  Agreement  dated December 7, 1998 among         E-34
                 the  Company,   Ataraxia   Corp.   and  Pageant
                 Technology Inc. relating to the purchase by the
                 Company   of  all  of  the  stock  of   Pageant
                 Technology Inc.

3.2              Assignment   MAGRAM(TM)Technology  patent  from         E-41
                 Richard   Lienau  to  Estancia   Limited  dated
                 November 18, 1997

3.3              Assignment   of   undivided   50%  interest  in         E-43
                 MAGRAM(TM)   Technology  patent  from  Estancia
                 Limited to Ataraxia  Corp.  dated  November 19,
                 1997

3.4              Assignment   of   undivided   50%  interest  in         E-44
                 MAGRAM(TM)   Technology  patent  from  Ataraxia
                 Corp.  to  Pageant  Technologies   Incorporated
                 dated November 19, 1997

3.5              Agreement  with respect to Joint  Ownership and         E-46
                 Certain License Rights dated September 17, 1997 between Richard M. Lienau and Estancia Limited, and Ataraxia Corp.

3.6              Assignment of September  17, 1997  agreement by         E-56
                 Ataraxia Corp. to Pageant Technologies Inc.

3.7              Research  Agreement  dated November 24, 1997 by         E-65
                 and between Pageant Technologies (USA) Inc. and the University of Utah

3.8              Letter   Agreement   dated   February  1,  1999         E-75
                 extending November 24, 1997 Research Agreement to December 31, 1999

3.9              Consulting  Agreement  dated as of January  29,         E-76
                 1999 between  275311  Ontario Inc. and Micromem
                 Technologies Inc. for the services of Sam Fuda

3.10             Consulting Agreement dated as of March 10, 1999         E-83
                 between  Mast  Holding  (Bermuda)  Ltd. and the
                 Company for the services of Robert Patterson

3.11             Lease dated  January 16, 1998,  for the Pageant         E-91
                 Technologies  Inc.  office  in  Santa  Fe,  New
                 Mexico

3.12             Consent dated September 2, 1999 of Business Equity      E-122
                 Appraisals Reports, Inc. to the references in the Registration Statement.

3.13             Subscription Agreement, dated April 27, 1999 for the    E-128
                 sale to Exterland Corporation of 350,000 Common
                 Shares at a price of US $3.00 per share.

3.14             Warrant Certificate for the Warrants issued January     E-139
                 11, 1999

3.14             Micromem Technologies Inc. 1999  Stock Option Plan      E-143


                                       B-1